Exhibit 99.2

GFL ENVIRONMENTAL INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

For the three months and year ended December 31, 2021

The following Management’s Discussion and Analysis (“Annual MD&A”) for GFL Environmental Inc. (“us,” “we,” “our,” “GFL” or the “Company”) is dated February 10, 2022 and provides information concerning our results of operations and financial condition for the three months and year ended December 31, 2021. You should read this Annual MD&A together with our audited consolidated financial statements and the related notes for the year ended December 31, 2021 (“Annual Financial Statements”). For a discussion of GFL’s results of operations and cash flows for the year ended December 31, 2020 compared to the year ended December 31, 2019, see the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the U.S. Securities and Exchange Commission, (“SEC”) and the Canadian securities regulators on February 26, 2021.

1.	Company Overview

GFL is the fourth largest diversified environmental services company in North America, with operations throughout Canada and in more than half of the U.S. states. GFL had more than 18,000 employees as of December 31, 2021.

GFL was formed on March 5, 2020 under the laws of the Province of Ontario. Our subordinate voting shares trade on the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”) under the symbol “GFL”. Our tangible equity units (the “TEUs”) trade on the NYSE under the symbol “GFLU”. Each TEU is comprised of a prepaid stock purchase contract (a “Purchase Contract”) and a senior amortizing note (an “Amortizing Note”). On March 5, 2020, GFL completed its initial public offering (the “IPO”).

Forward-Looking Information

This Annual MD&A, including, in particular, the sections below entitled “Summary of Factors Affecting Performance” and “Liquidity and Capital Resources”, contains forward-looking statements and forward-looking information (collectively, “forward-looking information”) within the meaning of applicable U.S. and Canadian securities laws, respectively. Forward-looking information includes all statements that do not relate solely to historical or current facts, may relate to anticipated events or results and may include statements regarding our objectives, plans, goals, strategies, outlook, results of operations, financial and operating performance, prospects and opportunities. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, although not all forward-looking information includes those words or phrases. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information contained in this Annual MD&A is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Factors that could cause actual results to differ from those projected include, but are not limited to, those listed below and in the section entitled “Risk Factors” included in the Company’s annual information form for the year ended December 31, 2021 (the “AIF”). There may be additional risks of which we are not currently aware or that we currently believe are immaterial which could have an adverse impact on our business. We make no commitment to revise or update any forward-looking information in order to reflect events or circumstances that may change, except where we are expressly required to do so by law.

Forward-looking information is subject to a number of known and unknown risks, uncertainties, assumptions, and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Factors that could cause actual results to differ from those projected include, but are not limited to, the following, and the risk factors described in greater detail under the section entitled “Risk

Factors” in the AIF: our ability to build our market share; our ability to continue to grow our revenue and improve operating margins; our ability to retain key personnel; our ability to maintain and expand geographic scope; our ability to maintain good relationships with our customers; our ability to execute on our expansion plans; our ability to execute on additional acquisition opportunities and successfully integrate acquired businesses; adverse effects of acquisitions on our operations; potential liabilities from past and future acquisitions; dependence on the integration and success of acquired businesses; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to implement price increases or offset increasing costs; currency exchange and interest rates; the impact of competition; the changes and trends in our industry or the global economy; the changes in laws, rules, regulations, and global standards; our ability to respond to changing customer and legal requirements with respect to sustainable solutions or other matters; our potential liability, if any, in connection with environmental matters; governmental regulation, changes thereto and risks associated with failure to comply; loss of municipal and other contracts; potential inability to renew or obtain new permits, approvals and agreements, and the cost of operation and/or future construction of existing facilities; our dependence on third party landfills, material recovery facilities, liquid waste processing facilities and transfer stations; our access to equity or debt capital markets is not assured; increases in labour, disposal, and related transportation costs; fuel supply and fuel price fluctuations; we require sufficient cash flow to reinvest in our business; our potential inability to obtain performance or surety bonds, letters of credit, other financial assurances or insurance; operational, health, safety and environmental risks; natural disasters, weather conditions and seasonality; economic downturn may adversely impact our operating results and cause exposure to credit risk; increasing dependence on technology and risk of technology failure; cybersecurity incidents or issues; damage to our reputation or our brand; increases in insurance costs; climate change regulations that could increase our costs to operate; risks associated with failing to comply with U.S., Canadian or foreign anti-bribery or anti-corruption laws or regulations; landfill site closure and post-closure costs and contamination-related costs; increasing efforts by provinces, states and municipalities to reduce landfill disposal; litigation or regulatory or activist action; and public health outbreaks, epidemics or pandemics, such as the COVID-19 pandemic.

Basis of Presentation

Our Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Unless the context indicates otherwise, references in this Annual MD&A to “GFL”, the “Company”, “we”, “us” and “our” mean GFL and its consolidated subsidiaries.

This Annual MD&A is presented in millions of Canadian dollars unless otherwise indicated.

Reclassification of prior year presentation

Certain revenue disaggregation and segment reporting balances reported in prior periods have been reclassified for consistency with the current period presentation. These immaterial reclassifications had no effect on the reported consolidated results of operations.

During the year ended December 31, 2021, we reclassified one of our business units from our Solid waste segment to our Infrastructure and soil remediation segment and one of our business units from our Solid waste segment to our Liquid waste segment to make the segment presentation consistent with an internal management reorganization. These changes resulted in a decrease in Solid waste revenue and an increase in both Infrastructure and soil remediation and Liquid waste revenue.

All previously reported revenue by service type and segment information has been retrospectively adjusted to conform to the updated 2021 presentation.

Summary of Factors Affecting Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us. These factors are also subject to a number of inherent risks and challenges discussed elsewhere in this Annual MD&A and in the AIF.

Our results for the three months and year ended December 31, 2021 were impacted by acquisitions and associated financing activities, as well as organic growth during the periods as a result, in part, from the pricing strategies that we implemented and changes in volume. Our ability to leverage our scalable network to drive operational cost efficiencies also impacted our performance for the periods. During the three months and year ended December 31, 2021, our performance was affected by the reduction in commercial activity as a result of the various measures primarily taken by the U.S. and Canadian governments in response to COVID-19. Finally, our results are influenced by seasonality and tend to be lower in the first quarter of the year, primarily due to winter weather conditions, which are pronounced in Canada, and higher in the second and third quarters of the year, due to the higher volume of waste generated during the summer months in many of our solid waste markets.

We intend to continue to grow our business and generate improvements in our financial performance by expanding our service offerings into new geographic markets and extending our geographic footprint to increase regional density across our business lines, thereby increasing margins. Our success in achieving these goals is dependent on our ability to execute on our three-pronged strategy of: (i) continuing to generate strong, stable organic revenue growth, (ii) successfully executing strategic, accretive acquisitions, and (iii) continuing to drive operating cost efficiencies across our platform.

Strong, Stable Organic Revenue Growth

Our ability to generate strong, stable organic revenue growth across macroeconomic cycles depends on our ability to increase the breadth and depth of services that we provide to our existing customers, realize on cross-selling opportunities between our complementary service capabilities, obtain price and surcharge increases, win new contracts, realize renewals or extensions of existing contracts and expand into new or adjacent markets. We believe that executing on this strategy will continue to drive our organic revenue growth and free cash flow generation.

Our business is well-diversified across business lines, geographies and customers. We believe that our continued success depends on our ability to further enhance and leverage this diversification, a key component of which is our ability to offer our customers a comprehensive service offering across our three business lines backed by an extensive geography across Canada and the United States. The majority of the revenue we generate in our solid waste business is derived from secondary markets, with revenue derived from major metropolitan centres representing the majority of our residential solid waste revenue.

We also believe we are well positioned to respond to changing customer needs and regulatory demands in order to maintain our success. This includes being able to respond to legal requirements and customer demands to divert waste away from landfill disposal by continuing to expand our ability to collect and process multiple streams of material.

Our diversified business model also complements our acquisition strategy. Multiple business lines allow us to source acquisitions from a broader pool of potential targets. Maintaining a diversified model is therefore critical to capitalizing on accretive acquisition opportunities and helping to reduce execution and business risk inherent in single-market and single-service offering strategies.

Executing Strategic, Accretive Acquisitions

Our ability to identify, execute and integrate accretive acquisitions is a key driver of our growth. Given the significant fragmentation that exists in the North American environmental services industry, our growth and success depend on our ability to realize on consolidation opportunities in all three of our business lines.

Since 2007, we have completed over 180 acquisitions across our lines of business. We focus on selectively acquiring premier independent regional operators to create platforms in new markets, followed by tuck-in acquisitions to help increase density and scale. Integration of these acquisitions with our existing platform is a key factor to our success, along with continuing to identify and act upon these attractive consolidation opportunities.

In addition, successful execution of acquisitions opens new markets to us, provides us with new opportunities to realize cross-selling opportunities, and drives procurement and cost synergies across our operations.

Driving Operating Cost Efficiencies

We provide our services through a strategically-located network of facilities in Canada and in the United States. In each of our geographic markets, our strong competitive position is supported by and depends on the significant capital investment required to replicate our network infrastructure and asset base, as well as by stringent permitting and regulatory compliance requirements. Our continued success also depends on our ability to leverage our scalable network to attract and retain customers across multiple service lines, realize operational efficiencies, and extract procurement and cost synergies.

It is also key that we continue to leverage our scalable capabilities to drive operating margin expansion and realize cost synergies. This includes using the capacity of our existing facilities, technology processes and people to support future growth and provide economies of scale, as well as increasing route density and servicing new contract wins with our existing network of assets and fleet to enhance the profitability of each of our business lines.

Our success also depends on our ability to continue to make strategic investments in our business, including substantial capital investments in our facilities, technology processes and administrative capabilities to support our future growth. Our ability to improve our operating margins and our selling, general and administrative expense margins by maintaining strong discipline in our cost structure and regularly reviewing our practices to manage expenses and increase efficiency will also impact our operating results.

Impact of and Response to COVID-19

Since the outbreak of the COVID-19 pandemic in March 2020, the U.S. and Canadian governments, as well as numerous state, provincial and local governments, implemented certain measures to slow the spread of the virus, including shelter-in-place and physical distancing orders as well as closure restrictions or requirements. In the first half of 2021, we saw these measures lifted or scaled back in many U.S. states, resulting in an accelerated economic recovery. In Canada, many provincial governments introduced new increased measures and re-introduced former measures, resulting in a slower recovery in Canada. Some of these restrictions began to ease towards the end of the second quarter of 2021, however, a resurgence of cases in certain provinces during the third quarter resulted in the re-introduction of former measures or provinces maintaining existing measures.

Our overall revenue remains heavily weighted to our solid waste business, which is our most resilient business line and is also diversified across geographies and customers. The majority of the revenue we generate in our solid waste business is from secondary markets. The solid waste revenue we generate in major metropolitan centres or primary markets is primarily derived from municipal residential contracts. For the three months and year ended December 31, 2021, we experienced higher volumes in our solid and liquid waste businesses due to an increase in service levels as COVID-19 related restrictions eased in many of the markets that we serve. While construction projects in certain jurisdictions have been deemed essential services, due to the protracted duration of the COVID-19 pandemic, we continued to see delays with the commencement of new large infrastructure projects for the three months and year ended December 31, 2021.

The impact of the COVID-19 pandemic on our business and future results of operations, financial condition and cash flows will depend largely on future developments, which are uncertain and continue to evolve, including the duration, trajectory, severity and spread of the virus in Canada, the United States and elsewhere, including variants, the continued roll-out, execution, uptake and effectiveness of vaccination programs and other forms of treatment, other actions taken to limit the spread of COVID-19, including public health and safety measures such as shelter-in-place orders or quarantines, and the pace and extent to which normal economic and operating conditions resume in the markets that we serve.

2. Operating Results

Analysis of results for the three months and year ended December 31, 2021 compared to the three months and year ended December 31, 2020

The following tables summarize certain operating results and other financial data for the periods indicated, which have been derived from our Annual Financial Statements and related notes:

	Three months ended	Three months ended	Change
($ millions except per share amounts)	December 31, 2021	December 31, 2020(1)	$	%
Revenue	$1,539.5	$1,235.6	$303.9	24.6%
Expense
Cost of sales	1,431.6	1,363.0	68.6	5.0
Selling, general and administrative expenses	169.9	144.8	25.1	17.3
Interest and other finance costs	105.2	137.9	(32.7)	(23.7)
Impairment and other charges	—	21.4	(21.4)	(100.0)
Gain on divestiture	(86.4)	—	(86.4)	—
Other expenses	10.1	245.2	(235.1)	(95.9)
Loss before income taxes	(90.9)	(676.7)	585.8	(86.6)
Income tax recovery(1)	(13.5)	(82.5)	69.0	(83.6)
Net loss(1)	(77.4)	(594.2)	516.8	(87.0)
Loss per share, basic and diluted ($)(1)	(0.25)	(1.69)	1.44	(85.2)
Adjusted EBITDA(2)	$388.3	$311.2	$77.1	24.8%

(1)

Subsequent to the original issuance of the December 31, 2020 annual consolidated financial statements, GFL determined the mark-to-market loss on Purchase Contracts should not be treated as a temporary difference for deferred income tax purposes. As a result, to correct this immaterial error, deferred income tax liabilities increased by $107.5 million to $573.5 million and income tax recovery decreased by $107.5 million to $82.5 million for the three months ended December 31, 2020.

(2)	Adjusted EBITDA is a non-IFRS measure. Refer to the section entitled “Non-IFRS Financial Measures and Key Performance Indicators”.

	Year ended	Year ended	Change
($ millions except per share amounts)	December 31, 2021	December 31, 2020(1)	$	%
Revenue	$5,525.5	$4,196.2	$1,329.3	31.7%
Expenses
Cost of sales	4,997.9	4,006.1	991.8	24.8
Selling, general and administrative expenses	591.9	508.4	83.5	16.4
Interest and other finance costs	434.1	597.6	(163.5)	(27.4)
Impairment and other charges	—	21.4	(21.4)	(100.0)
Gain on divestiture	(153.3)	—	(153.3)	—
Other expenses	367.7	418.5	(50.8)	(12.1)
Loss before income taxes	(712.8)	(1,355.8)	643.0	(47.4)
Income tax recovery(1)	(106.0)	(253.4)	147.4	(58.2)
Net loss(1)	(606.8)	(1,102.4)	495.6	(45.0)
Loss per share, basic and diluted ($)(1)	(1.83)	(3.10)	1.27	(41.0)
Adjusted EBITDA(2)	1,463.7	1,076.7	387.0	35.9
Total assets	18,373.7	15,730.0
Total cash	190.4	27.2
Total long-term debt	7,979.0	6,166.1
Total liabilities	12,597.6	10,158.2
Total shareholders’ equity	$5,776.1	$5,571.8

(1)

Subsequent to the original issuance of the December 31, 2020 annual consolidated financial statements, GFL determined the mark-to-market loss on Purchase-Contracts should not be treated as a temporary difference for deferred income tax purposes. As a result, to correct this immaterial error, deferred income tax liabilities increased by $107.5 million to $573.5 million and income tax recovery decreased by $107.5 million to $253.4 million for the year ended December 31, 2020.

(2)	Adjusted EBITDA is a non-IFRS measure. Refer to the section entitled “Non-IFRS Financial Measures and Key Performance Indicators”.

Revenue

The following tables summarize revenue by service type for the periods indicated:

	Three months ended		Three months ended
	December 31, 2021		December 31, 2020		Revenue Change
($ millions)	Revenue	%	Revenue(1)%		$	%
Residential	$330.6	21.5%	$305.1	24.7%	$25.5	8.4%
Commercial/industrial	511.2	33.2	418.2	33.8	93.0	22.2
Collection	841.8	54.7	723.3	58.5	118.5	16.4
Landfill	191.9	12.5	143.3	11.6	48.6	33.9
Transfer	147.4	9.6	137.3	11.1	10.1	7.4
Material recovery	93.7	6.1	77.2	6.2	16.5	21.4
Other	75.1	4.9	50.8	4.2	24.3	47.8
Solid waste	1,349.9	87.8	1,131.9	91.6	218.0	19.3
Infrastructure and soil remediation	138.8	9.0	136.5	11.0	2.3	1.7
Liquid waste	235.3	15.3	122.9	10.0	112.4	91.5
Intercompany revenue	(184.5)	(12.1)	(155.7)	(12.6)	(28.8)	18.5
Revenue	$1,539.5	100.0%	$1,235.6	100.0%	$303.9	24.6%

(1)

Includes reclassification to decrease Liquid waste revenue by $1.5 million and increase Other revenue by $0.6 million and Infrastructure and soil remediation revenue by $0.9 million. There was no change in total revenue. Refer to the section entitled “Basis of Presentation” in this Annual MD&A for additional details.

	Year ended		Year ended
	December 31, 2021		December 31, 2020		Revenue Change
($ millions)	Revenue	%	Revenue(1)%		$	%
Residential	$1,243.9	22.5%	$1,067.8	25.4%	$176.1	16.5%
Commercial/industrial	1,869.7	33.8	1,350.1	32.2	519.6	38.5
Collection	3,113.6	56.3	2,417.9	57.6	695.7	28.8
Landfill	677.4	12.3	348.4	8.3	329.0	94.4
Transfer	590.2	10.7	426.7	10.2	163.5	38.3
Material recovery	358.8	6.5	263.3	6.3	95.5	36.3
Other	258.1	4.7	222.0	5.3	36.1	16.3
Solid waste	4,998.1	90.5	3,678.3	87.7	1,319.8	35.9
Infrastructure and soil remediation	529.5	9.6	538.2	12.8	(8.7)	(1.6)
Liquid waste	679.7	12.3	457.3	10.9	222.4	48.6
Intercompany revenue	(681.8)	(12.4)	(477.6)	(11.4)	(204.2)	42.8
Revenue	$5,525.5	100.0%	$4,196.2	100.0%	$1,329.3	31.7%

(1)

Includes reclassification to decrease Other revenue by $4.6 million and increase Infrastructure and soil remediation revenue by $3.1 million and Liquid waste revenue by $1.5 million. There was no change in total revenue. Refer to the section entitled “Basis of Presentation” in this Annual MD&A for additional details.

On a consolidated basis, revenue for the three months ended December 31, 2021 increased by $303.9 million to $1,539.5 million, compared to the three months ended December 31, 2020. The increase is primarily attributable to the impact of acquisitions completed since October 1, 2020 which accounted for approximately $236.0 million of the increase, the majority of which were in our solid waste business. Strong pricing and volume increases realized in conjunction with the easing of COVID-19 restrictions also contributed to the increase. Changes in foreign exchange rates decreased revenue by $25.6 million. Highlights of the changes in revenue during the three months ended December 31, 2021, excluding the impact of acquisitions, include:

•

Solid waste revenue increased by 9.9%, including 6.5% from core pricing, surcharge and commodity price increases and 3.4% from positive volume, which was driven by higher volume across our collection and post collection operations as COVID-19 restrictions eased throughout our markets. Changes in foreign exchange rates decreased revenue by 2.4%.

•

Infrastructure and soil remediation revenue decreased by 1.7%, a decline predominantly attributable to continued delays with the commencement of new large infrastructure projects, which was partially offset by high soil volumes processed at our facilities. The substantial majority of our infrastructure and soil remediation revenue are generated in Eastern Canada and the U.S. North East, two regions that continued to be impacted by measures implemented by governments to limit the spread of COVID-19. Changes in foreign exchange rates decreased revenue by 0.3%.

•

Liquid waste revenue increased by 4.7%, predominantly due to higher volumes as a result of customers’ operations resuming as COVID-19 restrictions eased. Changes in foreign exchange rates decreased revenue by 1.1%.

On a consolidated basis, revenue for the year ended December 31, 2021 increased by $1,329.3 million to $5,525.5 million, compared to the year ended December 31, 2020. The increase is primarily attributable to the impact of acquisitions completed since January 1, 2020, which accounted for approximately $1,209.8 million of the increase, the majority of which were in our solid waste business. Changes in foreign exchange rates decreased revenue by $146.8 million. Highlights of the changes in revenue during the year ended December 31, 2021, excluding the impact of acquisitions, include:

•

Solid waste revenue increased by 8.7%, including 5.5% from core pricing, surcharge and commodity price increases and 3.2% from positive volume, which was driven by higher volume across our collection and post collection operations as COVID-19 restrictions eased throughout our markets. Changes in foreign exchange rates decreased revenue by 4.1%.

•

Infrastructure and soil remediation revenue decreased by 5.0%, a decline predominantly attributable to continued delays with the commencement of new large infrastructure projects, which was partially offset by higher soil volumes processed at our facilities. The substantial majority of our infrastructure and soil remediation revenue are generated in Eastern Canada and the U.S. North East, two regions that continued to be impacted by measures implemented by governments to limit the spread of COVID-19. Changes in foreign exchange rates decreased revenue by 0.6%.

•	Liquid waste revenue increased by 3.9% due to higher volumes as a result of customers’ operations resuming as COVID-19 restrictions eased. Changes in foreign exchange rates decreased revenue by 2.3%.

Cost of Sales

The following tables summarize cost of sales for the periods indicated:

	Three months ended		Three months ended
	December 31, 2021		December 31, 2020		Cost Change
($ millions)	Cost	% of Revenue	Cost	% of Revenue	$	%
Transfer and disposal costs	$325.0	21.1%	280.3	22.7	$44.7	15.9%
Labour and benefits	366.9	23.8	296.5	24.0	70.4	23.7
Maintenance and repairs	145.2	9.4	114.8	9.3	30.4	26.5
Fuel	68.6	4.5	41.9	3.4	26.7	63.7
Other cost of sales	117.6	7.6	88.2	7.1	29.4	33.3
Subtotal	1,023.3	66.4	821.7	66.5	201.6	24.5
Depreciation expense	272.4	17.7	432.5	35.0	(160.1)	(37.0)
Amortization of intangible assets	126.7	8.2	107.5	8.7	19.2	17.9
Acquisition, rebranding and other integration costs	9.2	0.7	1.3	0.1	7.9	607.7
Cost of sales	$1,431.6	93.0%	$1,363.0	110.3%	$68.6	5.0%

	Year ended		Year ended
	December 31, 2021		December 31, 2020		Cost Change
($ millions)	Cost	% of Revenue	Cost	% of Revenue	$	%
Transfer and disposal costs	1,180.2	21.4%	954.6	22.7%	$225.6	23.6%
Labour and benefits	1,294.2	23.4	1,022.7	24.4	271.5	26.5
Maintenance and repairs	504.3	9.1	376.5	9.0	127.8	33.9
Fuel	230.6	4.2	146.0	3.5	84.6	57.9
Other cost of sales	400.4	7.2	282.8	6.7	117.6	41.6
Subtotal	3,609.7	65.3	2,782.6	66.3	827.1	29.7
Depreciation expense	901.9	16.3	785.1	18.7	116.8	14.9
Amortization of intangible assets	461.2	8.4	427.0	10.2	34.2	8.0
Acquisition, rebranding and other integration costs	25.1	0.5	11.4	0.3	13.7	120.2
Cost of sales	$4,997.9	90.5%	$4,006.1	95.5%	$991.8	24.8%

Cost of sales increased by $68.6 million to $1,431.6 million for the three months ended December 31, 2021, compared to the three months ended December 31, 2020. Cost of sales as a percentage of revenue for the three months ended December 31, 2021 decreased by 1,730 basis points to 93.0%, compared to the three months ended December 31, 2020. Changes in the individual cost categories as a percentage of revenue were the result of the impact of business mix, in conjunction with increased labour cost pressure from tight labour markets which drove up wage rates, training costs and overtime, as well as other inflationary cost pressures. Fuel costs as a percentage of revenue increased by 110 basis points to 4.5%, compared to the three months ended December 31, 2020. Partially offsetting the cost increases were cost savings from our continued focus on cost management and enhancing efficiency. The decrease in depreciation expense as a percentage of revenue was attributable to the impact of purchase accounting for recent acquisitions. Specifically, the three months ended December 31, 2021 included a one-time depreciation expense charge of $40.1 million due to the difference between the asset retirement obligation (“ARO”) calculated using the credit-adjusted, risk-free discount rate required for measurement of the ARO through purchase accounting, compared to the risk-free discount rate required for annual valuations, whereas, the three months ended December 31, 2020 included a one-time depreciation expense charge of $231.7 million. Excluding depreciation expenses, amortization of intangible assets, and acquisition rebranding and other integration costs, cost of sales as a percentage of total revenue for the three months ended December 31, 2021 decreased by 10 basis points to 66.4%, compared to the three months ended December 31, 2020.

Cost of sales increased by $991.8 million to $4,997.9 million for the year ended December 31, 2021, compared to the year ended December 31, 2020, predominantly attributable to the impact of acquisitions. Cost of sales as a percentage of total revenue for the year ended December 31, 2021 decreased by 500 basis points to 90.5%, compared to the year ended December 31, 2020. Changes in the individual cost categories as a percentage of revenue were the result of the impact of business mix, in conjunction with increased labour cost pressure from tight labour markets which drove up wage rates, training costs and overtime, as well as other inflationary cost pressures. Fuel costs as a percentage of revenue increased by 70 basis points to 4.2%, compared to the year ended December 31, 2020. Additional cost of risk management related to insurance and COVID-19 also contributed to the increase in cost of sales as compared to the year ended December 31, 2020. Partially offsetting the cost increases were savings from our continued focus on cost management and enhancing efficiency. The decrease in depreciation expense as a percentage of revenue was attributable to the impact of purchase accounting for recent acquisitions. Specifically, the year ended December 31, 2021 included a one-time depreciation expense charge of $54.9 million due to the difference between the ARO calculated using the credit-adjusted, risk-free discount rate required for measurement of the ARO through purchase accounting, compared to the risk-free discount rate required for annual valuations, whereas the year ended December 31, 2020 included a one-time depreciation expense charge of $231.7 million. Excluding depreciation expenses, amortization of intangible assets, and acquisition rebranding and other integration costs, cost of sales as a percentage of total revenue for the year ended December 31, 2021 decreased by 100 basis points to 65.3%, compared to the year ended December 31, 2020.

Selling, General and Administrative Expenses (“SG&A”)

The following tables summarize SG&A for the periods indicated:

	Three months ended		Three months ended
	December 31, 2021		December 31, 2020		Cost Change
($ millions)	Cost	% of Revenue	Cost	% of Revenue	$	%
Salaries and benefits	$80.4	5.2%	$65.7	5.3%	$14.7	22.4%
Share-based payments	14.5	0.9	10.8	0.9	3.7	34.3
Other	47.5	3.1	37.0	3.0	10.5	28.4
Subtotal	142.4	9.2	113.5	9.2	28.9	25.5
Depreciation expenses	6.5	0.4	7.2	0.6	(0.7)	(9.7)
Transaction costs	21.0	1.4	24.1	1.9	(3.1)	(12.9)
Selling, general and administrative expenses	$169.9	11.0%	$144.8	11.7%	$25.1	17.3%

	Year ended		Year ended
	December 31, 2021		December 31, 2020		Cost Change
($ millions)	Cost	% of Revenue	Cost	% of Revenue	$	%
Salaries and benefits	$293.1	5.3%	$217.5	5.2%	$75.6	34.8%
Share-based payments	45.7	0.8	37.9	0.9	7.8	20.6
Other	159.0	2.9	121.2	2.9	37.8	31.2
Subtotal	497.8	9.0	376.6	9.0	121.2	32.2
Depreciation expense	29.9	0.5	25.5	0.6	4.4	17.3
Transaction costs	64.2	1.2	60.1	1.4	4.1	6.8
IPO transaction costs	—	—	46.2	1.1	(46.2)	(100.0)
Selling, general and administrative expenses	$591.9	10.7%	$508.4	12.1%	$83.5	16.4%

SG&A increased by $25.1 million to $169.9 million for the three months ended December 31, 2021, compared to the three months ended December 31, 2020. The increase was predominantly attributable to incremental salaries, benefits, information technology infrastructure investments and other costs related to the number and size of businesses acquired since October 1, 2020. SG&A as a percentage of revenue was 11.0% for the three months ended December 31, 2021, compared to 11.7% for the three months ended December 31, 2020. Excluding depreciation expense and transaction costs, SG&A as a percentage of revenue was 9.2% for the three months ended December 31, 2021, unchanged from the same period in the prior year.

SG&A increased by $83.5 million to $591.9 million for the year ended December 31, 2021, compared to the year ended December 31, 2020. The increase was predominantly attributable to incremental salaries, benefits, information technology infrastructure investments and other costs related to the number and size of businesses acquired since January 1, 2020. There were also increased costs of risk management associated with being a public company for the year ended December 31, 2021. SG&A as a percentage of revenue was 10.7% for the year ended December 31, 2021 compared to 12.1% for the year ended December 31, 2020. Excluding depreciation expense, transaction costs and IPO transaction costs, SG&A as a percentage of revenue was 9.0%  for the year ended December 31, 2021, unchanged from the prior year.

Interest and Other Finance Costs

The following tables summarize interest and other finance costs for the periods indicated:

	Three months ended	Three months ended	Cost Change
($ millions)	December 31, 2021	December 31, 2020	$	%
Interest	$92.2	$85.3	$6.9	8.1%
Prepayment penalties for early note redemption	—	35.5	(35.5)	(100.0)
Amortization of deferred financing costs	3.8	10.1	(6.3)	(62.4)
Accretion of landfill closure and post-closure obligations	3.4	2.1	1.3	61.9
Other finance costs	5.8	4.9	0.9	18.4
Interest and other finance costs	$105.2	$137.9	$(32.7)	(23.7)%

	Year ended	Year ended	Cost Change
($ millions)	December 31, 2021	December 31, 2020	$	%
Interest	$324.8	$372.4	$(47.6)	(12.8)%
Prepayment penalties for early note redemption	49.3	35.5	$13.8	38.9
Other loss on extinguishment of debt	—	133.2	$(133.2)	(100.0)
Amortization of deferred financing costs	21.7	36.1	(14.4)	(39.9)
Accretion of landfill closure and post-closure obligations	14.4	6.9	7.5	108.7
Other finance costs	23.9	13.5	10.4	77.0
Interest and other finance costs	$434.1	$597.6	$(163.5)	(27.4)%

Interest and other finance costs decreased by $32.7 million to $105.2 million for the three months ended December 31, 2021, compared to the three months ended December 31, 2020. This was predominantly due to $35.5 million of prepayment penalties for the early redemption of certain of our notes in the prior period, with no such charges incurred in the three months ended December 31, 2021.

Interest and other finance costs decreased by $163.5 million to $434.1 million for the year ended December 31, 2021, compared to the year ended December 31, 2020. In the prior year, a loss of $133.2 million was realized on the extinguishment of long-term debt that was repaid at the time of our IPO, in addition to $35.5 million of prepayment penalties for the early redemption of certain of our notes, compared with $49.3 million of prepayment penalties for the early redemption of certain of our notes for the year ended December 31, 2021. Interest expense of $324.8 million for the year ended December 31, 2021 was $47.6 million lower than the prior year, a decrease driven primarily by a lower average interest rate on the long-term debt balance outstanding. Additionally, amortization of deferred finance costs for the year ended December 31, 2021 was $14.4 million lower than the prior year.

Other Income and Expenses

The following tables summarize other income and expenses for the periods indicated:

	Three months ended	Three months ended	Cost Change
($ millions)	December 31, 2021	December 31, 2020	$	%
Gain on foreign exchange	$(19.1)	$(112.9)	$93.8	(83.1)%
Mark-to-market loss on Purchase Contracts	30.0	355.9	(325.9)	(91.6)
(Gain) loss on sale of property and equipment	(0.8)	2.2	(3.0)	(136.4)%
Other expenses	$10.1	$245.2	$(235.1)	(95.9)%

	Year ended	Year ended	Cost Change
($ millions)	December 31, 2021	December 31, 2020	$	%
Loss (gain) on foreign exchange	$16.2	$(37.3)	$53.5	(143.4)%
Mark-to-market loss on Purchase Contracts	349.6	449.2	(99.6)	(22.2)
Loss on sale of property and equipment	1.9	4.6	(2.7)	(58.7)
Deferred purchase consideration	—	2.0	(2.0)	(100.0)
Other expenses	$367.7	$418.5	$(50.8)	(12.1)%

Other expenses decreased by $235.1 million to $10.1 million for the three months ended December 31, 2021, compared to other expenses of $245.2 million for the three months ended December 31, 2020. This change was predominantly due to a $325.9 million decrease in the non-cash loss on the revaluation of the Purchase Contracts. Partially offsetting this decrease was a $93.8 million change in the non-cash foreign exchange gain arising from the revaluation of the TEUs and the unhedged portion of our U.S. dollar denominated long-term debt to Canadian dollars based on the foreign exchange rate as at December 31, 2021.

Other expenses decreased by $50.8 million to $367.7 million for the year ended December 31, 2021, compared to other expenses of $418.5 million for the year ended December 31, 2020. This change was predominantly due to a $99.6 million decrease in the non-cash loss on the revaluation of the Purchase Contracts. Partially offsetting this decrease was a $53.5 million change in foreign exchange as a result of a foreign exchange gain of $16.2 million for the year ended December 31, 2021, compared to a foreign exchange loss of $37.3 million for the year ended December 31, 2020, predominantly arising from the revaluation of the unhedged portion of our U.S. denominated long-term debt to Canadian dollars based on foreign exchange rate as at December 31, 2021.

Impairment

In the year ended December 31, 2020, we took a $14.2 million impairment charge, primarily consisting of a $11.4 million write down of inventory and a $2.3 million write down to dispose of inventory. Additionally, we wrote off $7.2 million of other assets in relation to funds expected to be received from the vendor of a business acquired in 2018. As at December 31, 2020, the entire balance was determined not to be recoverable and was expensed in the year. There were no such charges in the year ended December 31, 2021.

Divestitures

During the three months ended December 31, 2021, we completed a divestiture of certain landfill assets for proceeds of $85.1 million (US$66.5 million) and a net gain of $86.4 million.

During the year ended December 31, 2021, we completed divestitures of certain landfill assets and hauling and ancillary operations for aggregate proceeds of $242.7 million (US$192.8 million) and an aggregate net gain of $153.3 million.

Income Tax Recovery

Net income tax recovery decreased by $69.0 million to $13.5 million for the three months ended December 31, 2021, compared to the three months ended December 31, 2020. The decrease was predominantly due to lower tax losses attributable to lower interest and other finance costs, lower non-cash foreign exchange loss, and gain on divestiture, compared to the three months ended December 31, 2020. Our basis for recording deferred income tax assets for these losses is the availability of deferred income tax liabilities, which will offset these deferred income tax assets in future periods.

Net income tax recovery decreased by $147.4 million to $106.0 million for the year ended December 31, 2021, compared to the year ended December 31, 2020. The decrease was predominantly due to lower tax losses attributable to lower interest and other finance costs, a non-cash foreign exchange gain, and gain on divestiture, compared to the year ended December 31, 2020. Our basis for recording deferred income tax assets for these losses is the availability of deferred income tax liabilities, which will offset these deferred income tax assets in future periods.

3. Operating Segment Results

Our main lines of business are the transporting, managing and recycling of solid and liquid waste and infrastructure and soil remediation services. We are divided into operating segments corresponding to the following lines of business: Solid waste, which includes hauling, landfill, transfers and material recovery facilities (“MRFs”); Infrastructure and soil remediation; and Liquid waste.

The operating segments are presented in accordance with the same criteria used for the internal report prepared for the chief operating decision maker (“CODM”) who is responsible for allocating the resources and assessing the performance of the operating segments. The CODM assesses the performance of the segments on several factors, including gross revenue, intercompany revenue, revenue and Adjusted EBITDA.

Analysis of results for the three months and year ended December 31, 2021 compared to the three months and year ended December 31, 2020

The following tables present revenue and Adjusted EBITDA by operating segment for the periods indicated. Gross revenue is calculated based on revenue before intercompany revenue eliminations.

	Three months ended December 31, 2021
		Intercompany		Adjusted
($ millions)	Gross Revenue	Revenue	Revenue	EBITDA(3)
Solid waste
Canada	$433.3	$(51.3)	$382.0	$107.0
USA	916.6	(105.6)	811.0	250.6
Solid waste	1,349.9	(156.9)	1,193.0	357.6
Infrastructure and soil remediation	138.8	(2.2)	136.6	22.6
Liquid waste	235.3	(25.4)	209.9	45.5
Corporate	—	—	—	(37.4)
	$1,724.0	$(184.5)	$1,539.5	$388.3

	Three months ended December 31, 2020
		Intercompany		Adjusted
($ millions)	Gross Revenue	Revenue	Revenue	EBITDA(3)
Solid waste
Canada	$369.7	$(49.4)	$320.3	$87.6
USA	762.3	(90.5)	671.8	211.8
Solid waste	1,132.0	(139.9)	992.1	299.4
Infrastructure and soil remediation	136.4	(4.0)	132.4	16.4
Liquid waste	122.9	(11.8)	111.1	26.1
Corporate	—	—	—	(30.7)
	$1,391.3	$(155.7)	$1,235.6	$311.2

	Year ended December 31, 2021
		Intercompany		Adjusted
($ millions)	Gross Revenue	Revenue	Revenue	EBITDA(3)
Solid waste
Canada	$1,610.5	$(199.6)	$1,410.9	$411.5
USA	3,387.6	(394.9)	2,992.7	948.6
Solid waste	4,998.1	(594.5)	4,403.6	1,360.1
Infrastructure and soil remediation	529.5	(10.0)	519.5	92.2
Liquid waste	679.7	(77.3)	602.4	147.5
Corporate	—	—	—	(136.1)
	$6,207.3	$(681.8)	$5,525.5	$1,463.7

	Year ended December 31, 2020
		Intercompany		Adjusted
($ millions)	Gross Revenue	Revenue	Revenue(1)	EBITDA(2)(3)
Solid waste
Canada	$1,416.3	$(187.0)	$1,229.3	$338.2
USA	2,262.0	(236.2)	2,025.8	639.2
Solid waste	3,678.3	(423.2)	3,255.1	977.4
Infrastructure and soil remediation	538.2	(10.9)	527.3	91.6
Liquid waste	457.3	(43.5)	413.8	97.9
Corporate	—	—	—	(90.2)
	$4,673.8	$(477.6)	$4,196.2	$1,076.7

Refer to the section entitled “Basis of Presentation” in this Annual MD&A for additional details on the reclassifications outlined below:

(1)	Includes reclassification of $1.5 million from Solid waste - Canada into Liquid waste.
(2)	Includes reclassification of $0.4 million from Solid waste - Canada into Liquid waste.
(3)	Adjusted EBITDA is a non-IFRS measure. Refer to the section entitled “Non-IFRS Financial Measures and Key Performance Indicators”.

Solid Waste — Canada Segment

Revenue increased by $61.7 million to $382.0 million for the three months ended December 31, 2021, compared to the three months ended December 31, 2020. The increase was due in part to acquisitions completed since October 1, 2020, which contributed approximately $31.8 million of revenue, $12.5 million from price and surcharge increases and $7.1 million from higher selling prices for the saleable commodities generated from our MRF operations. The amount of price and surcharge increases were higher than the same period in the prior year, as a result of the continued execution of our pricing strategies for our commercial and industrial business, as well as strong consumer price index (“CPI”) adjustments on certain municipal collection contracts. Volume increased revenue by $10.4 million for the three months ended December 31, 2021, compared to the three months ended December 31, 2020, predominantly from increased volumes in our MRF processing businesses and in the ancillary services offered within our Western Canada organics operations, partially offset by volume decrease in our collection businesses.

Revenue increased by $181.6 million to $1,410.9 million for the year ended December 31, 2021, compared to the year ended December 31, 2020. The increase was predominantly due to acquisitions completed since January 1, 2020, which contributed approximately $63.4 million of revenue, $44.7 million from price and surcharge increases and $22.4 million from higher selling prices for the saleable commodities generated from our MRF operations. The amount of price and surcharge increases were higher than the year ended December 31, 2020, as a result of the continued execution of our pricing strategies, as well as strong CPI adjustments on certain municipal collection contracts. Volume increased revenue by $51.1 million for the year ended December 31, 2021, compared to the year ended December 31, 2020, predominantly from volumes in our MRF processing businesses and in the ancillary services offered within our Western Canada organics operations, partially offset by volume decrease in our collection businesses.

Adjusted EBITDA increased by $19.4 million to $107.0 million for the three months ended December 31, 2021, compared to the three months ended December 31, 2020, predominantly attributable to the previously described change in revenue. Adjusted EBITDA margin was 28.0% for the three months ended December 31, 2021, an increase of 70 basis points as compared to the three months ended December 31, 2020. The increase is attributable to the continued realization of organic margin expansion resulting from pricing initiatives, cost controls and overall operating leverage. The incremental revenue from acquisitions contributed Adjusted EBITDA margins higher than the existing base business, positively impacting the overall Adjusted EBITDA margin. The net benefit of higher selling prices for saleable commodities, partially offset by the higher volume of lower margin MRF processing activity, also contributed to margin expansion, however, these benefits were more than offset by rising fuel costs. Reduced volumes of relatively higher margin organic and special waste combined with the increased volume in relatively lower margin organic waste ancillary services negatively impacted the overall Adjusted EBITDA margin.

Adjusted EBITDA increased by $73.3 million to $411.5 million for the year ended December 31, 2021, compared to the year ended December 31, 2020, predominantly attributable to the previously described change in revenue. Adjusted EBITDA margin for the year ended December 31, 2021, was 29.2%, an increase of 170 basis points as compared to the year ended December 31, 2020. The increase is predominantly attributable to the continued realization of organic margin expansion resulting from pricing initiatives, cost controls and overall operating leverage. The incremental revenue from acquisitions contributed Adjusted EBITDA margins higher than the existing base business, positively impacting the overall Adjusted EBITDA margin. Additionally, the impact of one less day for the year ended December 31, 2021 on account of 2020 being a leap year and the net benefit of the higher selling prices for saleable commodities, partially offset by the higher volume of lower margin MRF processing activity, also contributed to the margin expansion. However, these benefits were partially offset by rising fuel costs.

Solid Waste — USA Segment

Revenue increased by $139.2 million to $811.0 million for the three months ended December 31, 2021, compared to the three months ended December 31, 2020. The increase was predominantly due to acquisitions completed since October 1, 2020 which contributed approximately $102.7 million of revenue, $37.8 million from price and surcharge increases and $6.6 million from higher selling prices for the saleable commodities generated from our MRF operations. Volume increased revenue by $22.9 million for the three months ended December 31, 2021, compared to the three months ended December 31, 2020, predominantly from increased volumes in our collection and post collection businesses, due to an increase in service levels as COVID-19 restrictions eased. Strengthening of the Canadian dollar against the U.S. dollar for the three months ended December 31, 2021, compared to the three months ended December 31, 2020, decreased revenue by $24.0 million.

Revenue increased by $966.9 million to $2,992.7 million for the year ended December 31, 2021, compared to the year ended December 31, 2020. The increase was predominantly due to acquisitions completed since January 1, 2020 which contributed approximately $942.8 million of revenue, $98.5 million from price and surcharge increases and $14.7 million from higher selling prices for the saleable commodities generated from our MRF operations. Volume increased revenue $52.2 million for the year ended December 31, 2021, compared to the year ended December 31, 2020, predominantly from increased volumes in our collection and post collection businesses, due to an increase in service levels as COVID-19 restrictions eased. Strengthening of the Canadian dollar against the U.S. dollar for the year ended December 31, 2021, compared to the year ended December 31, 2020, decreased revenue by $134.3 million.

Adjusted EBITDA increased by $38.8 million to $250.6 million for the three months ended December 31, 2021, compared to the three months ended December 31, 2020, predominantly attributable to the previously described change in revenue. Adjusted EBITDA margin was 30.9% for the three months ended December 31, 2021, a decrease of 60 basis points as compared to the three months ended December 31, 2020. The incremental revenue from acquisitions contributed Adjusted EBITDA margins lower than the existing base business, negatively impacting the overall Adjusted EBITDA margin. Partially offsetting this decrease was the impact of organic margin expansion resulting from pricing initiatives, cost controls and overall operating leverage. The net benefit of higher selling prices for saleable commodities also contributed to margin expansion, however, these benefits were more than offset by rising fuel costs.

Adjusted EBITDA increased by $309.4 million to $948.6 million for the year ended December 31, 2021, compared to the year ended December 31, 2020, predominantly attributable to the previously described change in revenue. Adjusted EBITDA margin was 31.7% for the year ended December 31, 2021, an increase of 10 basis points as compared to the year ended December 31, 2020. The increase is predominantly attributable to organic margin expansion resulting from pricing initiatives, cost controls and overall operating leverage. The incremental revenue from acquisitions contributed Adjusted EBITDA margins lower than the existing base business, negatively impacting the overall Adjusted EBITDA margin. Additionally, the impact of one less day for the year ended December 31, 2021 on account of 2020 being a leap year and the benefit of the higher selling prices for saleable commodities also contributed to the margin expansion, however, these benefits were partially offset by rising fuel costs.

Infrastructure and Soil Remediation Segment

Revenue increased by $4.2 million to $136.6 million for the three months ended December 31, 2021, compared to the three months ended December 31, 2020, predominantly attributable to acquisitions completed since October 1, 2020, which contributed approximately $6.7 million in revenue, and higher soil volumes processed at our facilities. The substantial majority of our infrastructure and soil remediation revenues are generated in Eastern Canada and the U.S. North East, two regions that continued to be impacted by measures implemented by governments to limit the spread of COVID-19. Despite the recent easing of restrictions, we continued to see delays with the commencement of new large infrastructure projects. Strengthening of the Canadian dollar against the U.S. dollar for the three months ended December 31, 2021, compared to the three months ended December 31, 2020, decreased revenue by $0.4 million.

Revenue decreased by $7.8 million to $519.5 million for the year ended December 31, 2021, compared to the year ended December 31, 2020, predominantly attributable to delays with the commencement of new large infrastructure projects. The substantial majority of our infrastructure and soil remediation revenues are generated in Eastern Canada and the U.S. North East, two regions that continued to be impacted by measures implemented by governments to limit the spread of COVID-19. The decrease in revenue was partially offset by acquisitions completed since January 1, 2020, which contributed approximately $21.5 million in revenue, and higher soil volumes processed at our facilities. Strengthening of the Canadian dollar against the U.S. dollar for the year ended December 31, 2021, compared to the year ended December 31, 2020, decreased revenue by $3.1 million.

Adjusted EBITDA increased by $6.2 million to $22.6 million for the three months ended December 31, 2021, compared to the three months ended December 31, 2020. Adjusted EBITDA margin was 16.5% for the three months ended December 31, 2021, an increase of 410 basis points as compared to the three months ended December 31, 2020. The increase in Adjusted EBITDA and Adjusted EBITDA margin was predominantly attributable to the continued focus on cost containment initiatives, as well as the overall change in revenue mix as compared to the prior period.

Adjusted EBITDA increased by $0.6 million to $92.2 million for the year ended December 31, 2021. Adjusted EBITDA margin was 17.7% for the year ended December 31, 2021, an increase of 30 basis points as compared to the year ended December 31, 2020. The increase in Adjusted EBITDA and Adjusted EBITDA margin was predominantly attributable to the continued focus on cost containment initiatives, as well as the overall change in revenue mix as compared to the prior year.

Liquid Waste Segment

Revenue increased by $98.8 million to $209.9 million for the three months ended December 31, 2021, compared to the three months ended December 31, 2020, predominantly attributable to acquisitions completed since October 1, 2020, which contributed approximately $94.8 million in revenue. In addition to the contribution from acquisitions, revenue organically grew by $5.2 million, predominantly as a result of increased industrial collection and processing activity as COVID-19 restrictions eased and customers’ operations began to resume. Strengthening of the Canadian dollar against the U.S. dollar for the three months ended December 31, 2021, compared to the three months ended December 31, 2020, decreased revenue by $1.2 million.

Revenue increased by $188.6 million to $602.4 million for the year ended December 31, 2021, compared to the year ended December 31, 2020, predominantly attributable to acquisitions completed since January 1, 2020, which contributed approximately $182.0 million in revenue. In addition to the contribution from acquisitions, revenue organically grew by $16.1 million, predominantly as a result of higher volumes as COVID-19 restrictions eased and customers’ operations began to resume. Strengthening of the Canadian dollar against the U.S. dollar for the year ended December 31, 2021, compared to the year ended December 31, 2020, decreased revenue by $9.4 million.

Adjusted EBITDA increased by $19.4 million to $45.5 million for the three months ended December 31, 2021, compared to the three months ended December 31, 2020, predominantly attributable to the previously described change in revenue. Adjusted EBITDA margin was 21.7% for the three months ended December 31, 2021, a decrease of 180 basis points as compared to the three months ended December 31, 2020. Pricing initiatives, cost controls, and the operating leverage associated with the volume recovery positively impacted Adjusted EBITDA margin for the three months ended December 31, 2021. Offsetting these increases was the incremental revenue from acquisitions which contributed Adjusted EBITDA margins lower than the existing base business, as well as rising fuel costs.

Adjusted EBITDA increased by $49.6 million to $147.5 million for the year ended December 31, 2021, compared to the year ended December 31, 2020, predominantly attributable to the previously described change in revenue. Adjusted EBITDA margin was 24.5% for the year ended December 31, 2021, an increase of 80 basis points as compared to the year ended December 31, 2020. Pricing initiatives, cost controls, and the operating leverage associated with the volume recovery positively impacted Adjusted EBITDA margin for the year ended December 31, 2021, compared to the year ended December 31, 2020. Offsetting these increases was the incremental revenue from acquisitions which contributed Adjusted EBITDA margins lower than the existing base business, as well as rising fuel costs.

Corporate

Corporate costs increased by $6.7 million to $37.4 million for the three months ended December 31, 2021, compared to the three months ended December 31, 2020, and increased by $45.9 million to $136.1 million for the year ended December 31, 2021, compared to the year ended December 31, 2020. Corporate costs as a percentage of total revenue were 2.4% for the three months ended December 31, 2021, a decrease of 10 basis points as compared to the three months ended December 31, 2020, and were 2.5% for the year ended December 31, 2021, an increase of 30 basis points as compared to the prior year. The decrease for the three months ended December 31, 2021 was predominantly attributable to operating leverage realized, while the increase for the year ended December 31, 2021 was predominantly attributable to additional headcount and overhead costs to support the growth in the business, including additional cost of risk management and professional costs associated with being a public company.

4. Liquidity and Capital Resources

We intend to meet our currently anticipated capital requirements through cash flow from operations and borrowing capacity under our Revolving Credit Facility (defined below). We expect that these sources will be sufficient to meet our current operating capital needs, pay our dividends and fund certain tuck-in acquisitions consistent with our strategy.

Cash Flows

Cash Flows for the three months and year ended December 31, 2021 compared to the three months and year ended December 31, 2020

	Three months ended	Three months ended	Cash Flow Change
($ millions)	December 31, 2021	December 31, 2020	$	%
Cash flows from operating activities	$283.8	$163.5	$120.3	73.6%
Cash flows used in investing activities	(1,136.6)	(2,893.8)	1,757.2	(60.7)
Cash flows (used in) from financing activities	(100.7)	974.1	(1,074.8)	(110.3)
Decrease in cash	(953.5)	(1,756.2)
Changes due to foreign exchange revaluation of cash	(5.6)	(33.8)
Cash, beginning of period	1,149.5	1,817.2
Cash, end of period	$190.4	$27.2

	Year ended	Year ended	Cash Flow Change
($ millions)	December 31, 2021	December 31, 2020	Change	%
Cash flows from operating activities	$897.9	$502.2	$395.7	78.8%
Cash flows used in investing activities	(2,687.2)	(4,353.5)	1,666.3	(38.3)
Cash flows from financing activities	1,964.7	3,338.3	(1,373.6)	(41.1)
Increase (decrease) in cash	175.4	(513.0)
Changes due to foreign exchange revaluation of cash	(12.2)	(34.6)
Cash, beginning of period	27.2	574.8
Cash, end of period	$190.4	$27.2

Operating Activities

Cash flows from operating activities increased by $120.3 million to $283.8 million for the three months ended December 31, 2021, compared to $163.5 million for the three months ended December 31, 2020. This increase was predominantly attributable to an increase in Adjusted EBITDA and a reduction of $36.5 million of cash interest paid, partially offset by incremental investment in acquisition related and non-acquisition related net working capital items for the three months ended December 31, 2021.

Changes in non-cash working capital items, excluding investment in acquisition related net working capital items, resulted in a source of cash of $36.5 million for the three months ended December 31, 2021, as compared to a source of cash of $72.5 million of cash for the three months ended December 31, 2020. The period over period change of $36.0 million was predominantly a result of organic revenue growth and the timing of collections. This drove a $61.5 million decrease in accounts receivable, a $22.9 million decrease in prepaid expenses and other assets, and a $74.6 million decrease in accounts payable and accrued liabilities.

Cash flows from operating activities increased by $395.7 million to $897.9 million for the year ended December 31, 2021, compared to $502.2 million for the year ended December 31, 2020. The increase was predominantly attributable to an increase in Adjusted EBITDA and a reduction of $115.8 million of cash interest paid, partially offset by an incremental investment in acquisition related and non-acquisition related net working capital items for the year ended December 31, 2021. Included in the prior year was $152.8 million of IPO related transaction costs (comprised of $73.8 million prepayment penalties, $46.2 million IPO transaction costs, $30.2 million prepayment premium and a $2.6 million net realized foreign exchange loss on repayment of debt).

Changes in non-cash working capital items, excluding investment in acquisition related net working capital items, resulted in a use of cash of $46.1 million for the year ended December 31, 2021 compared to a source of cash of $21.1 million for the year ended December 31, 2020. The period over period change of $67.2 million was predominantly a result of organic revenue growth and the timing of collections. This drove a $76.2 million increase in accounts receivable, a $21.9 million increase in prepaid and other assets, and a $30.9 million increase in accounts payable and accrued liabilities.

Investing Activities

Cash flows used in investing activities decreased by $1,757.2 million to $1,136.6 million for the three months ended December 31, 2021, compared to the three months ended December 31, 2020. The decrease was predominantly related to acquisition expenditures which decreased by $1,780.2 million to $996.5 million for the three months ended December 31, 2021, compared to the three months ended December 31, 2020. Capital expenditures increased by $106.8 million to $229.4 million for the three months ended December 31, 2021, as compared to capital expenditures of $122.6 million for the three months ended December 31, 2020. This was partially offset by proceeds on disposal of assets which increased by $83.8 million to $89.3 million for the three months ended December 31, 2021, which included proceeds on divestiture, compared to proceeds on disposal of assets of $5.5 million for the three months ended December 31, 2020.

Cash flows used in investing activities decreased by $1,666.3 million to $2,687.2 million for the year ended December 31, 2021, compared to the year ended December 31, 2020. The decrease was predominantly related to acquisition expenditures which decreased by $1,641.5 million to $2,299.7 million for the year ended December 31, 2021, as compared to the year ended December 31, 2020. Capital expenditures increased by $218.9 million to $647.2 million for the year ended December 31, 2021, compared to capital expenditures of $428.3 million for the year ended December 31, 2020. This was partially offset by proceeds on disposal of assets which increased by $243.7 million to $259.7 million for the year ended December 31, 2021, which included proceeds on divestitures, compared to proceeds on disposal of assets of $16.0 million for the year ended December 31, 2020.

Financing Activities

Cash flows from financing activities decreased by $1,074.8 million to cash flows used in financing activities of $100.7 million for the three months ended December 31, 2021, compared to the three months ended December 31, 2020. The decrease was predominantly a result of less long-term debt issued and repaid, lower payments of financing costs, as well as less share capital issued for the three months ended December 31, 2021, compared to the three months ended December 31, 2020.

Cash flows from financing activities decreased by $1,373.6 million to $1,964.7 million for the year ended December 31, 2021, compared to the year ended December 31, 2020. The decrease was predominantly the result of less long-term debt issued and repaid, lower payments of financing costs, as well as less share capital issued for the year ended December 31, 2021, compared to the year ended December 31, 2020.

Available Sources of Liquidity

The following table summarizes our cash and amounts available under our Revolving Credit Facility (as defined below) for the periods indicated:

($ millions)	As at December 31, 2021	As at December 31, 2020
Cash on hand	$190.4	$27.2
Amounts available under our Revolving Credit Facility	800.6	530.1
	$991.0	$557.3

Revolving Credit Facility

General

On September 27, 2021, we amended our credit facility agreement (the “Revolving Credit Agreement”) to, among other things, (a) modify the applicable pricing grid, (b) extend the term to September 27, 2026, (c) increase the Revolving Credit Facility (defined below) by an additional $200.0 million, and (d) add a delayed draw term loan of up to $500.0 million to finance acquisitions (the “Term Loan A Facility”).

Under the Revolving Credit Agreement, we have access to $905.0 million of revolving credit facilities (available in Canadian and US dollars) and an aggregate US$75.0 million of revolving credit facilities (available in US dollars) (collectively, the “Revolving Credit Facility”).

As at December 31, 2021, we had $nil drawn under the Revolving Credit Facility ($148.8 million as at December 31, 2020) and $500.0 million drawn under the Term Loan A Facility.

Interest Rates, Fees, and Payments

The Revolving Credit Facility and Term Loan A Facility accrue interest at a rate of LIBOR/Bankers Acceptance plus 1.500% to 2.250% or Canadian/US prime plus 0.500% to 1.250%.

In the event that the London interbank offered rate is no longer available or used for determining the interest of loans, then the administrative agent under the Revolving Credit Facility and the Company will negotiate to replace the rate of interest applying to LIBOR rate advances with loans using an alternate benchmark rate, giving due consideration to the then prevailing market convention for determining a rate of interest for syndicated loans in the United States at such time.

Advances bearing interest based on Canadian Rate or US Base Rate may be prepaid at any time without penalty with written notice one day in advance. Prepayment of Bankers Acceptances and LIBOR rate advances requires two and three days’ written notice, respectively.

Covenants

The Revolving Credit Agreement contains a Total Net Funded Debt to Adjusted EBITDA and an Interest Coverage Ratio (each as defined in the Revolving Credit Agreement) financial maintenance covenant.

The Total Net Funded Debt to Adjusted EBITDA ratio to be maintained is equal to or less than 6.00 to 1.00 for a period of four complete fiscal quarters following completion of a Material Acquisition (as defined in the Revolving Credit Agreement) and at all other times, equal to or less than 5.75 to 1.00. The Interest Coverage Ratio must be equal to or greater than 3.00 to 1.00. As of December 31, 2021, we were in compliance with these covenants. As of December 31, 2020, we were in compliance with the financial maintenance covenant in effect at that time.

The Revolving Credit Agreement also contains customary negative covenants including, but not limited to, restrictions on our ability and each of the Revolving Credit Facility guarantors to make certain distributions, merge, consolidate and amalgamate with other companies, make certain investments, undertake asset sales, provide certain forms of financial assistance, incur indebtedness or have any outstanding financial instruments, other than certain permitted indebtedness, and grant liens and security interests on, hypothecate, charge, pledge or otherwise encumber their assets, other than certain permitted encumbrances.

The Revolving Credit Agreement contains customary affirmative covenants including, but not limited to, delivery of financial and other information to the lenders, notice to the lenders upon the occurrence of certain material events, maintenance of insurance, maintenance of existence, payment of taxes and other claims, maintenance of properties, access to books and records by the lenders, compliance with applicable laws and regulations and further assurances.

Events of Default

The Revolving Credit Agreement provides that, upon occurrence of one or more events of default, our obligations under the agreement and the credit facilities provided pursuant to its terms may be accelerated and the lending commitments under the agreement may be terminated. Such events of default include payment defaults to the lenders, material inaccuracies of representations and warranties, covenant defaults, change of control, bankruptcy proceedings, material money judgments, material adverse effect and other customary events of default.

Security and Guarantees

The Revolving Credit Facility is guaranteed by substantially all of our material wholly‑owned Canadian and U.S. restricted subsidiaries (the “RCF Subsidiary Guarantors”) (subject to certain customary exceptions), including certain subsidiaries that are not guarantors of the 8.500% 2027 Unsecured Notes or the 4.000% 2028 Unsecured Notes. GFL and the RCF Subsidiary Guarantors have provided a first‑ranking security interest to the lenders in substantially all present and after‑acquired personal property and all other present and future undertaking, tangible and intangible assets and certain real property (subject, in each case, to certain customary exceptions and exclusions). GFL has also pledged the shares of substantially all of its subsidiaries as collateral security and provided first‑ranking mortgages or charges by way of a debenture. A pari passu first lien intercreditor agreement was entered into on September 30, 2016 among the administrative agent under the Revolving Credit Agreement, the administrative agent under the Term Loan Credit Agreement (as defined below), GFL and the guarantors from time to time party thereto and joinders were entered into by the applicable trustee and applicable notes collateral agent under the existing Secured Note (as defined below) indentures, GFL and the guarantors party thereto, which together provide for, inter alia, customary provisions providing for the pari passu equal priority ranking of the security interests provided by GFL and the RCF Subsidiary Guarantors for the Revolving Credit Facility, the security interests provided by GFL and the TF Subsidiary Guarantors (as defined below) for the Term Loan Facility, and the security interests provided by GFL and the guarantors of the Secured Notes under the indentures.

Term Loan Facility

General

We have a Term Loan Facility (“Term Loan B Facility”) totaling US$1,299.8 million which matures on May 31, 2025 and bears interest at a rate of LIBOR plus 3.00% subject to a LIBOR floor of 0.50% or US prime plus 2.00. We are party to a term facility credit agreement, dated as of September 30, 2016 (as amended as of May 31, 2018, November 14, 2018 and December 22, 2020, collectively, the “Term Facility Credit Agreement”), among us, each of our subsidiaries party thereto, Barclays Bank PLC, as administrative agent, the lenders party thereto and each other party thereto. On November 14, 2018, we entered into an amendment of the Term Facility Credit Agreement (the “Incremental Term Facility Amendment”) to provide for US$1,710.0 million of incremental term facilities (the “Incremental Term Facility”). Prior to our entrance into the Incremental Term Facility Amendment, the Term Facility Credit Agreement provided for a US dollar denominated term loan facility tranche of US$805.0 million, a US dollar denominated delayed draw term loan facility tranche of US$100.0 million (which was available to us until October 31, 2018 to fund acquisitions meeting certain criteria) (collectively, the “Term Loan Facility”) and an accordion option, pursuant to which we may incur an incremental tranche of indebtedness in an amount not to exceed (i) the greater of $400.0 million or 100% of consolidated EBITDA for the immediately preceding four consecutive fiscal quarters, plus (ii) additional amounts based on the maintenance of certain leverage ratios, plus (iii) the aggregate principal amount of all voluntary prepayments of any loans, except to the extent financed with the proceeds of long-term indebtedness (other than revolving indebtedness). We refer collectively to the Term Facility Credit Agreement and the Revolving Credit Agreement as the “Credit Agreements”.

On March 5, 2020, we used a portion of the net proceeds of the IPO to repay US$523.0 million of the Term Loan B Facility.

On December 21, 2020, we used the net proceeds of the 3.500% 2028 Secured Notes issuance to repay US$744.3 million of the Term Loan B Facility and completed the repricing of the balance of the Term Loan B Facility by reducing the LIBOR floor from 1.00% to 0.50%.

As at December 31, 2021, we had $1,647.9 million principal amount outstanding under the Term Loan B Facility. The Term Loan B Facility matures on May 31, 2025.

Interest Rates, Payments and Prepayments

Under the original Term Facility Credit Agreement, the Term Loan B Facility amortizes in equal quarterly instalments in an amount equal to 0.25% per annum of the original principal amount thereof, with the remaining balance due at final maturity.

We may voluntarily prepay loans under our Term Loan B Facility, in whole or in part, subject to minimum amounts, with prior notice, but without premium or penalty. Voluntary repayments are applied to the remaining scheduled installments of principal.

We must prepay our Term Loan B Facility with 100% of the net cash proceeds of certain asset sales (such percentage to be subject to reduction to 50% and 0%, respectively, based on the achievement of a Total Net Leverage Ratio (as defined in the Term Facility Credit Agreement) of less than or equal to 5.50 to 1.00 and 4.75 to 1.00, respectively), the incurrence or issuance of specified indebtedness and 50% of excess cash flow (such percentage to be subject to reduction to 25% and 0%, respectively, based on the achievement of Total Net First Lien Leverage Ratio (as defined in the Term Facility Credit Agreement) of less than or equal to 3.00 to 1.00 and 2.50 to 1.00, respectively), in each case, subject to certain exceptions and, in the case of the net cash proceeds of certain asset sales, reinvestment rights.

Covenants

Our Term Facility Credit Agreement contains customary negative covenants, including, but not limited to, restrictions on our and our restricted subsidiaries’ ability to merge and consolidate with other companies, incur indebtedness, make investments, grant liens or security interests on assets, pay dividends or make other restricted payments, sell or otherwise transfer assets or enter into transactions with affiliates. As at December 31, 2021 and December 31, 2020, we were in compliance with all debt covenants under the Term Facility Credit Agreement.

Events of Default

Our Term Facility Credit Agreement provides that, upon the occurrence of certain events of default, our obligations under the agreement and our obligations under the Term Loan B Facility may be accelerated. Such events of default include payment defaults to the lenders, material inaccuracies of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, voluntary and involuntary bankruptcy proceedings, material money judgements, material pension- plan events, certain change of control events and other customary events of default.

Security and Guarantees

Our obligations under our Term Loan B Facility are guaranteed by substantially all of our wholly-owned material Canadian and U.S. restricted subsidiaries (the “TF Subsidiary Guarantors”) (subject to certain customary exceptions), including certain subsidiaries that are not guarantors of the 4.000% 2028 Unsecured Notes, the 4.750% 2029 Unsecured Notes, the 4.375% 2029 Unsecured Notes, or the Secured Notes. Our Term Loan B Facility is secured by a first priority lien on substantially all of our and each TF Subsidiary Guarantors’ tangible and intangible assets and certain real property (subject to certain customary exceptions and exclusions) and a first priority pledge of all the capital stock of each direct, wholly-owned material restricted subsidiary directly held by GFL or any TF Subsidiary Guarantor (limited to 65% of the capital stock held by GFL or any TF Subsidiary Guarantor in any direct subsidiary thereof not organized under the laws of Canada or the United States (or any province or state thereof)) and first ranking mortgages or charges by way of debentures. A pari passu first lien inter-creditor agreement was entered into on September 30, 2016 among the administrative agent under the Revolving Credit Agreement, the administrative agent under the Term Facility Credit Agreement, GFL and the guarantors from time to time party thereto, which provides for, inter alia, customary provisions providing for the pari passu equal priority ranking of the security interests provided by GFL and the RCF Subsidiary Guarantors for the Revolving Credit Facility, on the one hand, and the security interests provided by GFL and the TF Subsidiary Guarantors for the Term Credit Facility, on the other hand. On December 16, 2019, in connection with our issuance of the Secured Notes, Computershare Trust Company N.A., as trustee and notes collateral agent, entered into a joinder to such first lien inter-creditor agreement.

Notes

The following table discloses the principal amount outstanding under our outstanding U.S. dollar secured and unsecured notes (the “Notes”), the related swaps outstanding and other material terms of the Notes as at December 31, 2021.

	Principal
	Amount of
	Note	Swap				Optional Redemption (1)
	Outstanding	Amount					Redemption
Note Description	(US$ millions)	(US$ millions)	Issuance Date	Maturity Date	Interest Payment Dates	First Call Date	Price (2)
4.250% 2025 Secured Notes(3)	$500.00	$500.00	April 29, 2019	June 1, 2025	June 1 and December 1	June 1, 2022	102.125%
3.750% 2025 Secured Notes(3)	$750.00	N/A	August 24, 2020	August 1, 2025	February 1 and August 1	August 1, 2022	101.875%
5.125% 2026 Secured Notes(3)	$500.00	$500.00	December 16, 2019	December 15, 2026	June 15 and December 15	December 15, 2022	102.563%
3.500% 2028 Secured Notes(3)	$750.00	N/A	December 21, 2020	September 1, 2028	March 1 and September 1	N/A	N/A
4.000% 2028 Unsecured Notes(4)	$750.00	$500.00	November 23, 2020	August 1, 2028	February 1 and August 1	August 1, 2023	102.000%
4.750% 2029 Unsecured Notes(4)	$750.00	$350.00	August 10, 2021	June 15, 2029	June 15 and December 15	June 15, 2024	102.375%
4.375% 2029 Unsecured Notes(4)	$550.00	N/A	September 25, 2021	August 15, 2029	February 15 and August 15	August 15, 2024	102.188%

(1)	Prior to the First Call Date, each of the Notes (other than the 3.500% 2028 Secured Notes) are redeemable at a price equal to 100% of the principal amount plus a make-whole premium, together with accrued and unpaid interest. The 3.500% 2028 Secured Notes are redeemable on or after March 1, 2028 at a price equal to 100% of the principal amount plus a make-whole premium together with accrued and unpaid interest.
(2)	For the 12 month period from and after the First Call Date, each of the Notes (other than the 3.500% 2028 Secured Notes) are redeemable at a price equal to 100% of the principal amount plus 50% of the original coupon of the applicable Notes. For the 12 month period from and after the first anniversary of the First Call Date, the redemption price of the Notes is reduced to 100% of the principal amount plus 25% of the original coupon. Thereafter, the Notes are redeemable at par.
(3)	The 4.250% 2025 Secured Notes, the 3.750% 2025 Secured Notes, the 5.125% 2026 Secured Notes and the 3.500% 2028 Secured Notes are collectively referred to as the “Secured Notes”.
(4)	The 4.000% 2028 Unsecured Notes, the 4.750% 2029 Unsecured Notes and the 4.375% 2029 Unsecured Notes are collectively referred to as the “Unsecured Notes”.

Ranking

The Unsecured Notes are our senior unsecured obligations and rank equally in right of payment to all of our existing and future senior unsecured debt and senior in right of payment to all of our future subordinated debt (if any). The Unsecured Notes are effectively subordinated to any of our and the guarantors’ existing and future secured debt to the extent of the value of the assets securing such debt. The Secured Notes are our senior secured obligations and rank equally in right of payment to all of our existing and future senior secured debt and senior in right of payment to all of our future subordinated debt (if any). The Secured Notes are effectively senior to any of our and the guarantors’ existing and future unsecured debt to the extent of the value of the assets securing such debt. The guarantees of the Notes rank equally in right of payment with all of our subsidiary guarantors’ existing and future senior debt and senior in right of payment to all of our subsidiary guarantors’ future subordinated debt (if any). In addition, the Unsecured Notes are structurally subordinated to the liabilities of our non-guarantor subsidiaries, including certain subsidiaries that guarantee the Credit Agreements but do not guarantee the Unsecured Notes.

Covenants

The Unsecured Notes and the Secured Notes have been issued pursuant to separate indentures entered into between GFL and the note trustee (collectively, the “Indentures”). The Indentures entered into in respect of the Notes (other than in respect of the 3.500% 2028 Secured Notes) contain customary covenants, and restrictions on the activities of GFL, and its restricted subsidiaries and events of default for non-investment grade companies on the activities of GFL and its restricted subsidiaries, including, but not limited to, limitations on the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of GFL’s assets. The Indenture entered into in respect of the 3.500% 2028 Secured Notes (the “2028 Secured Indenture”) contains events of default, covenants, and restrictions on the activities of GFL and its restricted subsidiaries that are substantially similar to the other Indentures as such limitations relate to the incurrence of liens, the sale or disposal of assets and mergers, consolidations or the sale of substantially all of GFL’s assets. The 2028 Secured Indenture does not restrict the Company from incurring additional indebtedness or making restricted payments. As at December 31, 2021 and December 31, 2020, we were in compliance with all debt covenants under the Indentures governing the Notes.

Security

Our Secured Notes are secured by a first priority lien on substantially all of our and each guarantors’ tangible and intangible assets and certain real property (subject to certain customary exceptions and exclusions) and a first priority pledge of all the capital stock of each direct, wholly-owned material restricted subsidiary directly held by GFL or any guarantor of the Secured Notes (limited to 65% of the capital stock held by GFL or any guarantors of the Secured Notes in any direct subsidiary thereof not organized under the laws of

Canada or the United States (or any province or state thereof)) and will be secured by first ranking mortgages or charges by way of debentures.

The Unsecured Notes are guaranteed by our material subsidiaries that, together with other entities, guarantee the Term Loan B Facility. The Secured Notes are guaranteed by each of our subsidiaries that guarantee the Term Loan B Facility and the Revolving Credit Facility.

Equipment Loans and Promissory Notes

We have various equipment loan agreements which are secured by the specific assets under such loans. The interest rates for these obligations range from 3.02% to 4.37% per annum, while the respective maturity dates of such obligations extend into 2024.

Hedging Arrangements

We have entered into cross-currency swap contracts to fully hedge our exposure of the servicing of the 4.250% 2025 Secured Notes, the 5.125% 2026 Secured Notes, the 8.500% 2027 Unsecured Notes, the 4.000% 2028 Unsecured Notes and the 4.750% 2029 Unsecured Notes and to changes in the value of the U.S. dollar. Our U.S. dollar denominated Term Loan B Facility is hedged in the amount of  $399.4 million as of December 31, 2021. Refer to the sections entitled Notes and Commodity Price Exposure herein, and Foreign currency risk in the Annual Financial Statements for additional information.

In May 2020, we entered into a series of swap contracts to partially hedge our exposure of diesel fuel purchases in Canada and certain areas in the U.S.

Contractual Obligations

Our contractual obligations consist of principal repayments and interest on long-term debt, equipment loans, lease obligations and Amortizing Notes. Our contractual obligations and commitments as of December 31, 2021 are shown in the following table.

		Less than
($ millions)	Total	1 year	1-3 year	4-5 year	Thereafter
Long-term debt	7,916.5	$16.6	$33.3	$4,316.6	$3,550.0
Interest on long-term debt	1,760.5	329.0	658.0	457.9	315.6
Equipment loans and other	4.6	0.7	0.5	0.6	2.8
Lease obligations	364.6	64.2	101.2	137.1	62.1
Amortizing Notes	71.8	56.9	14.9	—	—
	$10,118.0	$467.4	$807.9	$4,912.2	$3,930.5

Other Commitments

We had letters of credit totaling approximately $199.5 million outstanding as of December 31, 2021 ($133.8 million as of December 31, 2020), which are not recognized in our Annual Financial Statements. These letters of credit primarily relate to performance-based requirements under our municipal contracts and financial assurances issued to government agencies for our operating permits.

As of December 31, 2021, we had issued performance bonds totalling $1,748.1 million ($1,697.4 million as of December 31, 2020).

Tangible Equity Units

On March 5, 2020, we completed our offering of 15,500,000 6.00% TEUs for total gross proceeds of $1,040.7 million (US$775.0 million). Each TEU, which has a stated amount of US$50.00, is comprised of a Purchase Contract and an Amortizing Note due March 15, 2023, both of which are freestanding instruments and separate units of account.  Amortizing Notes are classified as a financial liability held at cost. The Purchase Contracts are accounted for as prepaid forward contracts to deliver a variable number of equity instruments equal to a fixed dollar amount, subject to a cap and floor.

The value allocated to the Amortizing Notes is reflected as a financial liability in the Annual Financial Statements with payments expected in the next twelve months reflected in the current portion of TEUs.

The value allocated to the Purchase Contracts is reflected as a derivative financial liability. The Purchase Contracts are subsequently measured at fair value through profit or loss. The fair value of the Purchase Contracts is based on the trading price of the Purchase Contracts to the extent an active market exists, otherwise a valuation model is used.

Each Amortizing Note has an initial principal amount of US$8.5143 and bears interest at 4.00% per year. On each of March 15, June 15, September 15, and December 15, the Company will pay equal quarterly cash instalments of US$0.7500 per Amortizing Note (except for the June 15, 2020 instalment payment, which was US$0.8333 per Amortizing Note), which cash payment in aggregate will be the equivalent of 6.00% per year with respect to each US$50.00 stated amount of the TEUs. Each instalment constitutes a payment of interest and a partial payment of principal.

Unless settled earlier, on March 15, 2023 each Purchase Contract will automatically settle for subordinate voting shares. Upon settlement of a Purchase Contract, the Company will deliver not more than 2.6316 subordinate voting shares and not less than 2.1933 subordinate voting shares, subject to adjustment, based on the Applicable Market Value (as defined herein) of the Company’s subordinate voting shares as described below:

•	If the Applicable Market Value is greater than the threshold appreciation price, which is US$22.80, holders will receive 2.1933 subordinate voting shares per Purchase Contract;

•

If the Applicable Market Value is less than or equal to the threshold appreciation price but greater than or equal to the reference price, which is US$19.00, the holder will receive a number of subordinate voting shares per Purchase Contract equal to US$50.00, divided by the Applicable Market Value; and

•	If the Applicable Market Value is less than the reference price, the holder will receive 2.6316 subordinate voting shares per Purchase Contract.

The Applicable Market Value is defined as the arithmetic average of the volume weighted average price per share of the Company’s subordinate voting shares over the twenty consecutive trading day period immediately preceding March 15, 2023.

5. Summary of Quarterly Results

The following table summarizes the results of our operations for the eight most recently completed quarters:

	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	31-Sep	30-Jun	31-Mar
($ millions except per share amounts)	2021	2021	2021	2021	2020	2020	2020	2020
Financial Summary
Revenue	$1,539.5	$1,485.1	$1,314.3	$1,186.6	$1,235.6	$1,036.0	$993.3	$931.3
Adjusted EBITDA(1)	388.3	415.8	353.0	306.6	311.2	281.2	261.5	222.8
Net (loss) income(2)	(77.4)	(309.9)	62.5	(282.0)	(594.2)	(114.7)	(115.5)	(278.0)
Net (loss) earnings per share(2)	(0.25)	(0.89)	0.14	(0.82)	(1.69)	(0.32)	(0.32)	(0.77)

(1)	Adjusted EBITDA is a non-IFRS measure. Refer to section entitled “Non-IFRS Financial Measures and Key Performance Indicators”.
(2)	Subsequent to the original issuance of our interim consolidated financial statements for the first three quarters of 2021, GFL determined the mark-to-market loss on Purchase Contracts should not be treated as a temporary difference for deferred income tax purposes. As a result, to correct these immaterial errors, deferred income tax liabilities, income tax recovery, net (loss) income, and net (loss) earnings per share changed as follows: (a) for the quarter ended March 31, 2021, an increase of $55.8 million to deferred income tax liabilities and a corresponding decrease to income tax recovery, resulting in a $55.8 million increase to net loss and an increase of $0.16 to net loss per share; (b) for the quarter ended June 30, 2021, a decrease of $37.3 million to deferred income tax liabilities and a corresponding increase to income tax recovery, resulting in a $37.3 million increase to net income and an increase of $0.11 to net earnings per share; and (c) for the quarter ended September 30, 2021, an increase of $64.7 million to deferred income tax liabilities and a corresponding decrease to income tax recovery, resulting in a $64.7 million increase to net loss and an increase of $0.18 to net loss per share.

6. Key Risk Factors

We are exposed to a number of risk factors through the pursuit of strategic objectives and the nature of our operations which are outlined in the “Risk Factors” section of the AIF. We are also subject to the following financial risks.

Financial Instruments and Financial Risk

Our financial instruments consist of cash, trade accounts receivable, trade accounts payable, long-term debt, including related hedging instruments, and TEUs. The carrying value of our financial assets are equal to their fair values.

The carrying value of our financial liabilities approximate their fair values with the exception of our Notes and Amortizing Notes. The fair value hierarchy for these instruments are as follows for the periods indicated:

	Fair Value as at December 31, 2021			Fair Value as at December 31, 2020
	Quoted prices	Significant	Significant	Quoted prices	Significant	Significant
	in active	observable	unobservable	in active	observable	unobservable
	market	inputs	inputs	market	inputs	inputs
($ millions)	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)
Notes	$—	$5,808.3	$—	$—	$4,454.3	$—
Amortizing Notes	70.4	—	—	—	$126.8	—

Purchase Contracts and net derivative instruments, which are recorded at fair value, are classified within Level 1 and Level 2, respectively.

For more information on our financial instruments, including hedging arrangements, and related financial risk factors, see the Annual Financial Statements.

Market Rate Risk

In the normal course of business, GFL is exposed to market risks, including changes in interest rates, certain commodity prices and U.S. currency rates.

Interest rate exposure

Our exposure to market risk for changes in interest rates relates primarily to our financing activities. We had $7,921.1 million of long-term debt excluding the impacts of accounting for debt issuance costs, discounts, and premiums as at December 31, 2021, compared to $6,107.6 million as at December 31, 2020. We had $2,147.9 million and $1,820.4 million of debt that was exposed to changes in interest rates as at December 31, 2021 and December 31, 2020, respectively. To reduce our exposures to interest rate risk, the majority of GFL’s U.S. dollar denominated debt has a fixed coupon rate. A 100 basis point increase in the interest rate of our outstanding variable-rate debt obligations would increase our 2021 interest expense by $21.5 million and our 2020 interest expense by $18.2 million.

Currency Rate Exposure

We have operations in the United States. Where significant, we have quantified and described the impact of foreign currency translation on components of income (loss), including operating revenue and operating costs. A $0.01 change in the U.S. dollar to Canadian dollar exchange rate would impact our annual revenue and Adjusted EBITDA for the year ended December 31, 2021, by approximately $25.3 million, and $7.5 million, respectively (for the year ended December 31, 2020, $16.4 million and $4.9 million, respectively).

We use hedge agreements to manage a portion of our risks related to foreign exchange rates. While we are exposed to credit risk in the event of non-performance by counterparties to our hedge agreements, in all cases such counterparties are highly rated financial institutions and we do not anticipate non-performance. We do not hold or issue derivative financial instruments for trading purposes. We monitor our hedge positions by regularly evaluating the positions at market and by performing sensitivity analyses over the unhedged fuel and variable rate debt positions.

Under derivatives and hedging guidance, the foreign exchange rate swap agreements are considered cash flow hedges for a portion of our U.S. dollar denominated debt. The notional amounts and all other significant terms of the swap agreements are matched to the provisions and terms of the U.S. dollar denominated debt being hedged.

Commodity Price Exposure

The market price of diesel fuel is unpredictable and can fluctuate significantly. Because of the volume of fuel we purchase each year, a significant increase in the price of fuel could adversely affect our business and reduce our operating margins. To manage a portion of this risk, we periodically enter into fuel hedge agreements related to forecasted diesel fuel purchases, and we also enter into fixed price fuel purchase contracts. At December 31, 2021, we had fuel hedge agreements in place to manage a portion of this risk.

We market a variety of recyclable materials, including cardboard, mixed paper, plastic containers, glass bottles and ferrous and aluminum metals. We own and operate recycling operations and sell other collected recyclable materials to third parties for processing before resale. To reduce our exposure to commodity price risk with respect to recycled materials, we have adopted a pricing strategy of charging collection and processing fees for recycling volume collected from third parties. In the event of a change in recycled commodity prices, a 10% change in average recycled commodity prices from the average prices that were in effect would have had a $14.7 million and $6.7 million impact on revenues for the year ended December 31, 2021 and December 31, 2020, respectively.

7. Disclosure Controls and Procedures and Internal Control Over Financial Reporting

All control systems, no matter how well designed, have inherent limitations. Accordingly, even disclosure controls and procedures and internal controls over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives with respect to financial statement preparation and presentation.

Disclosure Controls and Procedures

Management, under the supervision of the Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”), is responsible for establishing and maintaining disclosure controls and procedures (as defined by the SEC in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to ensure that material information relating to GFL, including its consolidated subsidiaries, that is required to be made known to the CEO and CFO by others within GFL, and disclosed in reports filed or submitted by it under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms; and (ii) accumulated and communicated to management, including the CEO and CFO, to allow timely decisions regarding required disclosure.

The CEO and CFO have evaluated the effectiveness of GFL’s disclosure controls and procedures as of December 31, 2021 and have concluded that such disclosure controls and procedures were effective.

Management's Annual Report on Internal Control Over Financial Reporting

Management, under the supervision of the CEO and CFO, is responsible for establishing and maintaining adequate internal control over GFL’s financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

In accordance with guidance issued by the SEC, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. Our management's evaluation of internal control over financial reporting excluded the internal control activities of the businesses we acquired in 2021, which are discussed in Note 3, “Business Combinations” of the Notes to the Annual Financial Statements. We have included the financial results of these acquisitions in the consolidated financial statements from the date of acquisition. Total revenue from these acquisitions represented approximately 6.0% of our consolidated total revenue for the year ended December 31, 2021, and total assets represented approximately 15.8% of our consolidated total assets as at December 31, 2021.

The CEO and CFO have assessed the effectiveness of GFL’s internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The CEO and CFO have determined that GFL’s internal control over financial reporting was effective as at December 31, 2021. Additionally, based on our assessment, the CEO and CFO have determined that there were no material weaknesses in GFL’s internal control over financial reporting as at December 31, 2021.

GFL’s CEO and CFO have certified our annual report on Form 40-F for the year ended December 31, 2021, as required by Section 302 and Section 906 of the United States Sarbanes-Oxley Act of 2002 ("SOX"). GFL is relying on the statutory exemption contained in section 8.1 of National Instrument 52-109, "Certification of Disclosure in Issuers' Annual and Interim Filings", which allows it to file with the Canadian securities regulatory authorities the certificates required under SOX as soon as practicable after such certificates are filed with or furnished to the SEC.

The effectiveness of GFL's internal control over financial reporting as at December 31, 2021 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which accompanies our Annual Financial Statements.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2021, there were no significant changes in our internal control over financial reporting, or any other factors that could significantly affect such internal control, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

8. Other

Related Party Transactions

Included in due to related party is a non-interest bearing unsecured promissory note payable to Josaud Holdings Inc., an entity controlled by Patrick Dovigi. The note matures on January 1, 2023 and is payable in equal semi-annual instalments of $3.5 million. The remaining principal outstanding on the note payable was $10.5 million as of December 31, 2021 ($17.5 million as of December 31, 2020).

Also included in due to related party is an interest bearing unsecured promissory note issued on March 5, 2020 payable to Sejosa Holdings Inc., an entity controlled by Patrick Dovigi. The note matures on March 5, 2025, is payable in equal semi-annual instalments of $2.9 million and bears interest at market rate. The remaining principal outstanding on the note payable was $20.3 million  as of December 31, 2021 ($26.1 million as of December 31, 2020).

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

On February 1, 2020, in connection with his resignation as an officer of GFL, the Company issued a director a separation payment of 73,947 subordinate voting shares issued at the IPO price of US$19.00.

From time to time, we have entered into leases with entities controlled by affiliates of Patrick Dovigi, as well as entities controlled by another director of GFL (the “Related Parties”). At this time, we lease four properties from the Related Parties. These leases are on arm's length and commercially reasonable terms, and have been supported by rental rate comparisons prepared by third parties. None of the leased premises are material to the operations of GFL. For the year ended December 31, 2021, GFL paid $3.9 million ($2.7 million for the year ended December 31, 2020) in aggregate lease payments to the Related Parties.

Compensation of key management personnel

The remuneration of key management personnel consisted of salaries, short-term benefits and share based payments. During the year ended December 31, 2021 total salaries and short-term benefits and share based payments to key management personnel was $34.2 million ($41.8 million for the year ended December 31, 2020).

Share Information Prior to the Initial Public Offering

Prior to the completion of the IPO, our share capital consisted of an unlimited number of Voting Common shares, Class A Non-Voting Common shares, Class B Non-Voting Common shares, Class C Non-Voting Common shares, Class D Non-Voting Common shares, Class E Non-Voting Common shares, Class F Non-Voting Common shares, Class H Non-Voting Common shares, Class I Non-Voting Common shares, Class J Non-Voting Common shares and Class K Non-Voting Common shares. The Voting Common shares carried one vote per share.

Immediately prior to the completion of the IPO, we had 100 Voting Common shares, 2,645,194,628 Class A Non-Voting Common shares, 1,034,959,042 Class B Non-Voting Common shares, 144,330,329 Class C Non-Voting Common shares, 7,000,000 Class D Non-Voting Common shares, 159,468,329 Class F Non-Voting Common shares, 621,597,135 Class H Non-Voting Common shares, 159,016,639 Class I Non-Voting Common shares, 339,608,745 Class J Non-Voting Common shares and 11,399,544 Class K Non-Voting Common shares issued and outstanding. In addition, there were 159,468,329 options issued and outstanding under the Company’s legacy stock option plan.

Current Share Information

Our current authorized share capital consists of (i) an unlimited number of subordinate voting shares, (ii) an unlimited number of multiple voting shares, and (iii) an unlimited number of preferred shares.

As at December 31, 2021, we had 326,229,953 subordinate voting shares, 12,062,964 multiple voting shares, 28,571,428 Series A  perpetual convertible preferred shares, and 8,196,721 Series B perpetual convertible preferred shares issued and outstanding. All of the issued and outstanding multiple voting shares are, directly or indirectly, held or controlled by entities controlled by Patrick Dovigi.

Preferred Shares

The preferred shares are issuable at any time and from time to time in series. Each series of preferred shares shall consist of such number of preferred shares and having such rights, privileges, restrictions and conditions as determined by the Board of Directors prior to the issuance thereof.

On October 1, 2020, we issued 28,571,428 of Series A perpetual convertible preferred shares (the “Series A Preferred Shares”) to funds managed by HPS Investment Partners, LLC (“HPS”), at an issuance price of US$21.00 per share for gross proceeds of US$600 million. On December 17, 2021, we issued 8,196,721 Series B perpetual convertible preferred shares (the “Series B Preferred Shares”) to HPS, at an issuance price of US$36.60 per share for gross proceeds of US$300 million. The Series A Preferred Shares and Series B Preferred Shares are collectively referred to as the “Preferred Shares”. As at December 31, 2021, (a) the Series A Preferred Shares are convertible into 25,969,285 subordinate voting shares, at a conversion price of US$25.20, representing 7.2% of the issued and outstanding subordinate voting shares and 5.4% of the aggregate outstanding voting rights, and (b) the Series B Preferred Shares are convertible into 6,846,539 subordinate voting shares, at a conversion price of US$43.92, representing 1.9% of the issued and outstanding subordinate voting shares and 1.4% of the aggregate outstanding voting rights. The holders of the Preferred Shares are entitled to vote on an as-converted basis on all matters on which holders of subordinate voting shares and multiple voting shares vote, and to the greatest extent possible, will vote with the holders of subordinate voting shares and multiple voting shares as a single class. Each holder of Preferred Shares shall be deemed to hold, for the sole purpose of voting at any meeting of shareholders of GFL at which such holder is entitled to vote, the number of Preferred Shares equal to the number of subordinate voting shares into which such holder’s registered Preferred Shares are convertible as of the record date for the determination of shareholders entitled to vote at such shareholders meeting. The liquidation preference of the Series A Preferred Shares and Series B Preferred Shares accrete at a rate of 7.000% and 6.000% per annum, respectively, compounded quarterly. From and after the fourth anniversary of the issuance of the Preferred Shares, we will have the option each quarter to redeem a number of Preferred Shares in an amount equal to the increase in the liquidation preference for the quarter. This optional redemption amount can be satisfied in either cash or subordinate voting shares at the election of GFL. If GFL elects to pay the optional redemption amount for a particular quarter in cash, the accretion rate for that quarter for the Series A Preferred Shares and Series B Preferred Shares will be 6.000% and 5.000% per annum, respectively. The Preferred Shares are subject to transfer restrictions, but can be converted into subordinate voting shares by the holder at any time. GFL may also require the conversion or redemption of the Preferred Shares at an earlier date in certain circumstances.

9. Accounting Policies, Critical Accounting Estimates and Judgements

We prepare our consolidated financial statements in accordance with IFRS. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period.

IFRS Measures

Revenue

We generate revenue through fees charged for the collection of solid waste including recyclables, from our municipal, residential and commercial and industrial customers. Revenues from these contracts are influenced by a variety of factors including collection frequency, type of service, type and volume or weight of waste and type of equipment and containers furnished to the customer. In addition to handling our own collected waste volumes, our transfer stations, MRFs, landfills and organic waste processing facilities generate revenue from tipping fees paid to us by municipalities and third-party haulers and waste generators and from the sale of recycled commodities. We also operate MRFs, transfer stations and landfills for municipal owners under a variety of compensation arrangements, including fixed fee arrangements or on a tonnage or other basis.

Our municipal customer relationships are generally supported by contracts ranging from three to ten years. Our municipal collection contracts provide for fees based upon a per household, per tonne or ton, per lift or per service basis and often provide for annual price increases indexed to the CPI and market costs for fuel. We provide regularly scheduled service to a large percentage of our commercial and industrial customers under contracts with three to five year terms with automatic renewals, volume-based pricing and CPI, fuel and other adjustments. Other commercial and industrial customers are serviced on an "on- call" basis.

Certain future variable considerations of long-term customer contracts may be unknown upon entering into the contract, including the amount that will be billed in accordance with annual CPI, market costs for fuel and commodity prices. The amount to be billed is often tied to changes in an underlying base index such as a CPI or a fuel or commodity index, and revenue is recognized once the index is established for the future period. We do not disclose the value of unsatisfied performance obligations for these contracts as its right to consideration corresponds directly to the value provided to the customer for services completed to date and all future variable consideration is allocated to wholly unsatisfied performance obligations.

We generate revenue through fees charged for the collection, management, transportation, processing and disposal of a wide variety of industrial and commercial liquid wastes. Revenue is primarily derived from fees charged to customers on a per service, volume and/or hour basis. Revenues from these contracts are influenced by a variety of factors including timing of contract, type of service, type and volume of liquid waste and type of equipment used. Revenue in the liquid waste business is also derived from the stewardship return incentives paid by most Canadian provinces in which we have liquid waste operations, as well as from the sale of used motor oil (“UMO”), solvents and downstream products to third parties. The fees received from third parties are based primarily on the market, type and volume of material sold. Generally, fees are billed and revenue is recognized at the time control is transferred. Revenue recognized under these agreements is variable in nature based on volumes and commodity prices at the time of sale, which are unknown at contract inception.

In our liquid waste business, we collect, manage, transport, process and dispose of a wide variety of industrial and commercial liquid wastes (including contaminated waste water, UMO and downstream by-products), and resell liquid waste products (including UMO and downstream by-products). The majority of the liquid waste we handle is generated from a varied customer base. Our liquid waste business includes a broad range of both regularly scheduled and on-call liquid industrial and hazardous waste management services that we provide to municipal, commercial and industrial customers, UMO collection and resale and downstream by-product marketing, as well as the collection and transportation of hazardous and non-hazardous liquid wastes to our facilities for processing or bulking for shipment to a final disposal location. Our locations also include tank farms where we collect, temporarily store and/or consolidate waste streams for more cost-effective and efficient transportation to end users or to final recycling, treatment or disposal locations. Wherever possible, collected liquid waste (including UMO) is recycled and recovered for reuse often through provincial stewardship programs.  The scale of our operations and breadth of our liquid waste services also allows us to cross-sell solid waste services to our liquid waste customers and liquid waste services to our infrastructure & soil customers in those markets where we operate these lines of business.

We earn revenue through fees collected for the excavation and transport of clean and contaminated soils and the remediation and disposal of contaminated and remediated soils. We also offer complementary civil, demolition, excavation and shoring services in its infrastructure business. In the soil remediation and infrastructure business, revenue is generated on a project basis, normally encompassing all of the above services.

Revenue is recognized for these services based on the percentage of completion of the contract, measured based on the expected remaining costs to complete the project. In cases where soil remediation services are sold outside of an infrastructure project, the fees for remediation and the related excavation operations are generated on a per tonne basis.

Cost of Sales

Cost of sales primarily consists of: direct labour costs and related benefits (which consist of salaries and wages, health and welfare benefit costs, incentive compensation and payroll taxes); transfer and disposal costs representing disposal fees paid to third-party disposal facilities and transfer stations; charges paid under leases for certain facilities; vehicle parking and container storage permits and facility operating costs; maintenance and repair costs relating to our vehicles, equipment and containers, including related labour and benefit costs; fuel, which includes the direct cost of fuel used by our vehicles and any mark-to market adjustments on fuel hedges; depreciation expense for property and equipment used in our operations; amortization of landfill assets; amortization of intangible assets; and material costs paid for UMO and other recyclables purchased, including commodity rebates paid to customers. Other cost of sales include operating facilities costs, truck and equipment rentals, insurance, licensing and claims costs, and other third party services. Acquisition, rebranding and other integration costs included in cost of sales include rebranding and integration of property and equipment acquired through business acquisitions and other integration costs. Our cost of sales is principally affected by the volume of materials we handle.

Selling, General and Administrative Expenses

SG&A primarily consist of salaries, the cost of providing health and welfare benefits, incentive compensation and share-based payment expenses for corporate and general management, contract labour, and payroll taxes. Incentive compensation is generally based on our operating results and management’s assessment of individuals’ personal performance, with pay-out amounts subject to senior management discretion and board of director approval for senior management.

Other costs in SG&A include selling and advertising, professional and consulting fees, facilities costs, depreciation expense for property and equipment used for selling, general and administrative activities, allowance for doubtful accounts and management information systems. Acquisition, integration and other costs include professional fees and integration costs associated with business acquisitions and other integration costs, including severance and restructuring costs. The timing of acquisitions and the related integration activities impact the timing of these costs.

Interest and Other Finance Costs

Interest and other finance costs primarily relate to interest on indebtedness and includes the amortization of deferred financing fees incurred in connection with our indebtedness, other finance costs and accretion of landfill closure and post-closure obligations, which represents the change in our obligation to fund closure and post-closure costs, as a result of the passage of time using discount factors that consider the risk free rate which is essentially free of default risk.

Other (Income) Expense

Other (income) expense primarily consists of gains and losses on the sale of assets used in our operations, gains and losses on foreign exchange, insurance settlements and deferred purchase price consideration that is required to be expensed under IFRS.

Income Tax Recovery

We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense or recovery is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events and the availability of our non-capital losses in various jurisdictions and legal entities. The primary regions that determine the effective tax rate are Canada and the United States. Income tax expense or recovery is comprised of current and deferred income taxes. The liability method is used to account for deferred tax assets and liabilities, which arise from temporary differences between the carrying amount of assets and liabilities recognized in the statements of financial position and their corresponding tax basis. The carry forward of unused tax losses and credits is recognized to the extent that it is probable it can be used in the future.

Significant Accounting Estimates, Assumptions and Judgements

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Annual Financial Statements and the reported amounts of revenue and expenses during the reporting period. The following areas are the critical judgments and estimates that management has made in applying our accounting policies and that have the most significant effect on amounts recognized in the Annual Financial Statements:

•	Determining the fair value of acquired assets and liabilities in business combinations

•	Determining the key assumptions for impairment testing for long-lived assets

•	Forecasting future taxable income and the timing of reversal of temporary differences in connection with deferred income taxes

•	Estimating the amount and timing of the landfill closure and post-closure obligations

•	Determining the fair value of derivative financial instruments

Key components of the Annual Financial Statements requiring management to make estimates include the potential impairment of goodwill and indefinite life intangible assets, the fair value of the cash flow hedges, the fair value of the fuel hedges, the fair value of the net assets acquired in business combinations and AROs.

Management continually evaluates the estimates and assumptions it uses. These estimates and assumptions are based on management’s historical experience, best knowledge of current events including COVID-19 and conditions and activities that we may undertake in the future. Actual results could differ from these estimates. While disruption to operations may occur in the coming months, currently there is no indication of business impact that would warrant us modifying our estimates, assumptions or judgement at this time. We continue to monitor the ongoing situation resulting from COVID-19. Refer to the section entitled “Risk Factors” included in the AIF for further information.

Intangible Assets

Intangible assets include a soil license, customer lists, license agreements, municipal contracts, non-compete agreements, and Certificates of Approval or Environmental Compliance Approvals (“C of As”). The C of As provide us with certain waste management rights in the province or state of issue. The valuation assigned on acquisition to each intangible asset is based on the present value of management’s estimate of the future cash flows associated with the intangible asset or the amount of cash paid. We use our internal budgets in estimating future cash flows. These budgets reflect our current best estimate of future cash flows but may change due to uncertain competitive and economic market conditions or changes in business strategies. Changes or differences in these estimates may result in changes to intangible assets on the consolidated statement of financial position and a change to operating income or loss on the consolidated statement of operations. Property and equipment are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If the possibility of impairment is indicated, we will estimate the recoverable amount of the asset and record any impairment loss in the consolidated statement of operations. Factors that most significantly influence the impairment assessments and calculations are management’s estimates of future cash flows.

Financial Instruments

Financial assets and liabilities are recognized initially at fair value plus or minus transaction costs, except for financial instruments at fair value through profit or loss (“FVTPL”), for which transaction costs are expensed.

Debt financial instruments are subsequently measured at FVTPL, fair value through other comprehensive income (“FVTOCI”), or amortized cost using the effective interest method. We determine the classification of its financial assets based on our business model for managing the financial assets and whether the instruments’ contractual cash flows represent solely payments of principal and interest on the principal amount outstanding.

Our derivatives designated as a hedging instrument in a qualifying hedge relationship are subsequently measured at FVTOCI. Equity instruments that meet the definition of a financial asset, if any, are subsequently measured at FVTPL or elected irrevocably to be classified at FVTOCI at initial recognition.

Financial liabilities are subsequently measured at amortized cost using the effective interest method or at FVTPL in certain circumstances or when the financial liability is designated as such. For financial liabilities that are designated as FVTPL, the amount of change in the fair value of the financial liability that is attributable to changes in our own credit risk of that liability is recognized in other comprehensive income or loss unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income or loss would create or enlarge an accounting mismatch in the consolidated statement of operations. The remaining amount of change in the fair value of the liability is recognized in the consolidated statement of operations. Changes in fair value of a financial liability attributable to our own credit risk that are recognized in other comprehensive income or loss are not subsequently reclassified to the consolidated statement of operations; instead, they are transferred to retained earnings (deficit), upon de-recognition of the financial liability.

Derivative financial instruments are utilized by us occasionally in the management of our foreign currency and interest rate exposures. Our policy is not to utilize derivative financial instruments for trading or speculative purposes. Derivatives embedded in non-derivative host contracts are separated when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at fair value through profit or loss. All derivative financial instruments are recognized at fair value with changes in fair value recognized in the consolidated statement of operations or through other comprehensive income when qualified hedging relationship exists.

Landfill Asset

The original costs of landfill assets, together with incurred and projected landfill construction and development costs are amortized on a per unit basis as landfill airspace is consumed. We amortize landfill assets over their total available disposal capacity representing the sum of estimated permitted airspace capacity, plus future permitted airspace capacity which represents an estimate of airspace capacity that management believes is probable of being permitted based on certain criteria. We have been successful in receiving approvals for expansions pursued; however, there can be no assurance that the Company will be successful in obtaining approvals for landfill expansions in the future.

The following table summarizes landfill amortization expense on a per tonne basis for the periods indicated:

	Year ended	Year ended
	December 31, 2021	December 31, 2020
Amortization of landfill airspace ($ millions)	$230.4	$111.8
Tonnes received (millions of tonnes)	17.9	8.3
Average landfill amortization per tonne ($ millions)	$12.9	$13.5

Unique per-tonne amortization rates are calculated for each of our landfills and the rates can vary significantly due to regional differences in construction costs and regulatory requirements for landfill development, capping, closure and post closure activities. The amortization of landfill airspace for the three months and year ended December 31, 2021 did not include the $54.9 million of amortization related to the difference between the ARO obligation calculated using the credit-adjusted, risk-free discount rate required for measurement of the ARO obligation through purchase accounting, compared to the risk-free discount rate required for quarterly valuations. This accounting adjustment does not impact the economics of the average landfill amortization per tonne.

Landfill Development Costs

Landfill development costs include costs of acquisition, construction associated with excavation, liners, site berms, groundwater monitoring wells, gas recovery systems and leachate collection systems. We estimate the total costs associated with developing each landfill site to its final capacity. Total landfill costs include the development costs associated with expansion airspace as described below. Landfill development costs depend on future events and thus actual costs could vary significantly from our estimates. Material differences between estimated and actual development costs may affect our cash flows by increasing our capital expenditures and thus affect our results of operations by increasing our landfill amortization expense.

Landfill Closure and Post-Closure Obligations

We recognize the estimated liability for final capping, closure and post-closure maintenance obligations that results from acquisition, construction, development or normal operations as airspace is consumed. Costs associated with capping, closing and monitoring a landfill or portions thereof after it ceases to accept waste, are initially measured at the discounted future value of the estimated cash flows over the landfill’s operating life, representing the period over which the site receives waste. This value is capitalized as part of the cost of the related asset and amortized over the asset’s useful life.

Estimates are reviewed at least once annually and consider, amongst other things, regulations that govern each site. We estimate the fair value of landfill closure and post-closure costs using present value techniques that consider and incorporate assumptions and considerations marketplace participants would use in the determination of those estimates, including inflation, markups, inherent uncertainties due to the timing of work performed, information obtained from third parties, quoted and actual prices paid for similar work and engineering estimates. Inflation assumptions are based on evaluation of current and future economic conditions and the expected timing of these expenditures. Fair value estimates are discounted applying the risk-free rate, which is a rate that is essentially free of default risk. In determining the risk-free rate, consideration is given to both current and future economic conditions and the expected timing of expenditures.

Significant reductions in our estimates of remaining lives of our landfills or significant increases in our estimates of landfill final capping, closure and post-closure maintenance costs could have a material adverse effect on our financial condition and results of operations. Additionally, changes in regulatory or legislative requirements could increase our costs related to our landfills, resulting in a material adverse effect on our financial condition and results of operations.

Landfill Capacity and Depletion

Our internal and third-party engineers perform surveys at least annually to estimate the remaining disposal capacity at our landfills. Our landfill depletion rates are based on the total available disposal capacity, considering both permitted and probable future permitted airspace. Future permitted airspace capacity, represents an estimate of airspace capacity that is probable of being permitted based on the following criteria:

•	Personnel are actively working to obtain the permit or permit modifications necessary for expansion of an existing landfill, and progress is being made on the project;

•	It is probable that the required approvals will be received within the normal application and processing periods for approvals in the jurisdiction in which the landfill is located;

•	We have a legal right to use or obtain land associated with the expansion plan;

•	There are no significant known political, technical, legal or business restrictions or issues that could impair the success of the expansion effort;

•	Management is committed to pursuing the expansion; and

•	Additional airspace capacity and related costs have been estimated based on the conceptual design of the proposed expansion.

As of December 31, 2021, we had 319.5 million tonnes (328.5 million tonnes for the year ended December 31, 2020) of remaining permitted capacity at the landfills we own and at the landfill in Quebec where we have designated access to a fixed level of capacity. During the year ended December 31, 2021, permitted capacity net increased due to the acquisition of landfills through business combinations. As of December 31, 2021, sixteen of our landfills satisfied the criteria for inclusion of probable expansion capacity, resulting in additional expansion capacity of 164.9 million tonnes, and together with remaining permitted capacity, our total remaining capacity is 484.4 million tonnes (469.1 million tonnes for the year ended December 31, 2020). Based on total capacity as of December 31, 2021 and projected annual disposal volumes, the weighted average remaining life of the landfills we own and at the landfill in Quebec where we have designated access to a fixed level of capacity is approximately 26.1 years (25.0 years as of the year ended December 31, 2020). We have other expansion opportunities that could extend the weighted average remaining life of our landfills.

We may be unsuccessful in obtaining permits for future airspace capacity at our landfills. In such cases, we will charge the previously capitalized development costs to expense. This will adversely affect our operating results and cash flows and could result in greater landfill amortization expense being recognized on a prospective basis.

We periodically evaluate our landfill sites for potential impairment indicators. Our judgements regarding the existence of impairment indicators are based on regulatory factors, market conditions and operational performance of our landfills. Future events could cause us to conclude that impairment indicators exist and that our landfill carrying costs are impaired. Any resulting impairment loss could have a material adverse effect on our financial condition and results of operations.

Goodwill and Indefinite Life Intangible Assets

The valuation assigned on acquisition to each indefinite life intangible asset is based on the present value of management’s estimate of the future cash flows associated with the intangible asset or the amount of cash paid. We perform impairment testing annually for goodwill and indefinite-life intangible assets and when circumstances indicate these assets may be impaired. Management judgement is involved in determining if there are circumstances indicating that testing for impairment is required, and in identifying cash generating units (“CGUs”) for the purpose of impairment testing. We assess impairment by comparing the recoverable amount of a long-lived asset, CGU, or CGU group to its carrying value. We test for impairment at the operating segment level. The recoverable amount is defined as the higher of (i) value in use; or (ii) fair value less costs of disposal. The determination of the recoverable amount involves significant estimates and assumptions, including those with respect to market multiples, future cash inflows and outflows, discount rates, growth rates and asset lives. These estimates and assumptions could affect our future results if the current estimates of future performance and fair values change. These determinations will affect the amount of amortization expense on definite-life intangible assets recognized in future periods.

Income Taxes

The calculation of current and deferred income taxes requires us to make estimates and assumptions and to exercise judgement regarding the carrying values of assets and liabilities which are subject to accounting estimates inherent in those balances, the interpretation of income tax legislation across various jurisdictions, expectations about future operating results, the timing of reversal of temporary differences and possible audits of income tax filings by the tax authorities.

Changes or differences in underlying estimates or assumptions may result in changes to the current or deferred income tax balances on the consolidated statements of financial position, a charge or credit to income tax expense in the consolidated statements of operations and comprehensive income (loss) and may result in cash payments or receipts.

All income, capital and commodity tax filings are subject to audits and reassessments. Changes in interpretations or judgements may result in a change in our income, capital or commodity tax provisions in the future. The amount of such a change cannot be reasonably estimated.

Business Combination Accounting

We recognize, separately from goodwill, the identifiable assets acquired and liabilities assumed at their estimated acquisition date fair values. We measure and recognize goodwill as of the acquisition date as the excess of: (a) the aggregate of the fair value of consideration transferred, the fair value of any non-controlling interest in the acquiree (if any) and the acquisition date fair value of our previously held equity interest in the acquiree (if any), over (b) the fair value of net assets acquired and liabilities assumed. At the acquisition date, we measure the fair values of all assets acquired and liabilities assumed that arise from contractual contingencies. We measure the fair values of all non-contractual contingencies if, as of the acquisition date, it is more likely than not that the contingency will give rise to an asset or liability.

10. Non-IFRS Financial Measures and Key Performance Indicators

Non-IFRS Measures

This Annual MD&A makes reference to certain non-IFRS measures, including EBITDA, Adjusted EBITDA and Adjusted EBITDA margin. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

EBITDA

EBITDA represents, for the applicable period, net income (loss) plus (a) interest and other finance costs, plus (b) depreciation and amortization of property and equipment, landfill assets and intangible assets, less (c) the provision for income taxes, in each case to the extent deducted or added to/from net income (loss). We present EBITDA to assist readers in understanding the mathematical development of Adjusted EBITDA. Management does not use EBITDA as a financial performance metric.

Adjusted EBITDA

Adjusted EBITDA is a supplemental measure used by management and other users of our financial statements including, our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities, and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Adjusted EBITDA is calculated by adding and deducting, as applicable from EBITDA, certain expenses, costs, charges or benefits incurred in such period which in management’s view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including: (a) (gain) loss on foreign exchange, (b) (gain) loss on sale of property and equipment, (c) mark-to-market (gain) loss on fuel hedges, (d) mark-to-market (gain) loss on Purchase Contracts, (e) share-based payments, (f) impairment and other charges, (g) gain on divestiture, (h) transaction costs, (i) IPO transaction costs, (j) acquisition, rebranding and other integration costs (included in cost of sales related to acquisition activity), and (k) deferred purchase consideration. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis reflecting factors and trends affecting our business. As we continue to grow our business, we may be faced with new events or circumstances that are not indicative of our underlying business performance or that impact the ability to assess our operating performance.

Adjusted EBITDA Margin

Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. Management and other users of our financial statements including our lenders and investors use Adjusted EBITDA margin to facilitate a comparison of the operating performance of each of our operating segments on a consistent basis reflecting factors and trends affecting our business.

Adjusted EBITDA to Net Loss Reconciliation

The following tables provide a reconciliation of our Net Loss to EBITDA and Adjusted EBITDA for the periods presented:

	Three months ended	Three months ended
($ millions)	December 31, 2021	December 31, 2020
Net loss(1)	$(77.4)	$(594.2)
Add:
Interest and other finance costs	105.2	137.9
Depreciation of property and equipment	278.9	439.7
Amortization of intangible assets	126.7	107.5
Income tax recovery(1)	(13.5)	(82.5)
EBITDA	419.9	8.4
Add:
Gain on foreign exchange(2)	(19.1)	(112.9)
(Gain) loss on sale of property and equipment	(0.8)	2.2
Mark-to-market loss on Purchase Contracts(3)	30.0	355.9
Share-based payments(4)	14.5	10.8
Impairment and other charges	—	21.4
Gain on divestiture(5)	(86.4)	—
Transaction costs(6)	21.0	24.1
Acquisition, rebranding and other integration costs(8)	9.2	1.3
Adjusted EBITDA	$388.3	$311.2

	Year ended	Year ended
($ millions)	December 31, 2021	December 31, 2020
Net loss(1)	$(606.8)	$(1,102.4)
Add:
Interest and other finance costs	434.1	597.6
Depreciation of property and equipment	931.8	810.6
Amortization of intangible assets	461.2	427.0
Income tax recovery(1)	(106.0)	(253.4)
EBITDA	1,114.3	479.4
Add:
Loss (gain) on foreign exchange(2)	16.2	(37.3)
Loss on sale of property and equipment	1.9	4.6
Mark-to-market loss on fuel hedge	—	1.8
Mark-to-market loss on Purchase Contracts(3)	349.6	449.2
Share-based payments(4)	45.7	37.9
Impairment and other charges	—	21.4
Gain on divestiture(5)	(153.3)	—
Transaction costs(6)	64.2	60.1
IPO transaction costs(7)	—	46.2
Acquisition, rebranding and other integration costs(8)	25.1	11.4
Deferred purchase consideration	—	2.0
Adjusted EBITDA	$1,463.7	$1,076.7

(1)	Subsequent to the original issuance of the December 31, 2020 annual consolidated financial statements, GFL determined the mark-to-market loss on Purchase Contracts should not be treated as a temporary difference for deferred income tax purposes. As a result, to correct this immaterial error, deferred income tax liabilities increased by $107.5 million to $573.5 million and income tax recovery decreased by $107.5 million to $82.5 million for the three months ended December 31, 2020. For the year ended December 31, 2020, to correct this immaterial error, deferred income tax liabilities increased by $107.5 million to $573.5 million and income tax recovery decreased by $107.5 million to $253.4 million.
(2)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments and (ii) gains and losses attributable to foreign exchange rate fluctuations.
(3)	This is a non-cash item that consists of the fair value “mark-to-market” adjustment on the Purchase Contracts.
(4)	This is a non-cash item and consists of the amortization of the estimated fair value of share-based options granted to certain members of management under share-based option plans.
(5)	Consists of gain resulting from the divestiture of certain landfill assets, as well as hauling and ancillary operations.
(6)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.

(7)	Consists of costs associated with the IPO, such as legal, audit, regulatory and other fees and expenses incurred in connection with the IPO, as well as underwriting fees related to the TEUs that were expensed as incurred.
(8)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.